                                                                EXHIBIT 99-D-1.2


                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION


Commonwealth Edison Company    )
on behalf of itself and its    )
public utility affiliates      )      Docket No. EC00-___-000
                               )
and                            )
                               )
PECO Energy Company            )
on behalf of itself and its    )
public utility affiliates      )



                             JOINT APPLICATION OF
                          COMMONWEALTH EDISON COMPANY
                     AND ITS PUBLIC UTILITY AFFILIATES AND
                              PECO ENERGY COMPANY
                       AND ITS PUBLIC UTILITY AFFILIATES
                            FOR APPROVAL OF MERGER

                   PREPARED DIRECT TESTIMONY AND EXHIBITS OF
                             WILLIAM H. HIERONYMUS
                            ON BEHALF OF APPLICANTS

                              DIRECT TESTIMONY OF
                             WILLIAM H. HIERONYMUS

                               Table of Contents
                               -----------------

I.   INTRODUCTION..................................................    2
II.  PURPOSE, SUMMARY OF ANALYSIS AND CONCLUSIONS..................    3
     Purpose.......................................................    3
     Summary of Analysis and Conclusions...........................    4
     Organization of Testimony.....................................   12
III. DESCRIPTION OF THE PARTIES....................................   12
     Commonwealth Edison Company...................................   12
     PECO Energy Company...........................................   15
     Deregulation in Pennsylvania and Illinois.....................   17
IV.  FRAMEWORK FOR THE ANALYSIS....................................   18
V.   DESCRIPTION OF METHODOLOGY....................................   22
VI.  IMPACT OF THE MERGER ON COMPETITION...........................   33
     Economic Capacity.............................................   33
       Sensitivities...............................................   40
     Available Economic Capacity...................................   41
     Applicants' Lack of Control Over Withdrawable Capacity........   45
     Other Potential Market Power Issues...........................   50
VII. CONCLUSION....................................................   53

                               I.   INTRODUCTION
                               -----------------

Q.   PLEASE STATE YOUR NAME AND BUSINESS ADDRESS.

A. My name is William H. Hieronymus. My business address is PHB Hagler Bailly, Inc. ("PHB Hagler Bailly"), One Memorial Drive, Cambridge, Massachusetts 02142.

Q.   BY WHOM ARE YOU EMPLOYED?

A. I am Senior Vice President of PHB Hagler Bailly, Inc., the commercial consulting subsidiary of Hagler Bailly. Hagler Bailly is a worldwide provider of consulting, research and other professional services to corporations and governments on energy, telecommunications, transportation and the environment.

Q.   WHAT IS YOUR EDUCATIONAL BACKGROUND AND WORK EXPERIENCE?

A. I received my Bachelor's degree from the University of Iowa in 1965, my Master's degree in economics in 1967 and a Doctoral degree in economics in 1969 from the University of Michigan, where I was a Woodrow Wilson Fellow and National Science Foundation Fellow. After serving in the U.S. Army, I began my consulting career. In 1973, I joined Charles River Associates Inc. as a specialist in antitrust economics. By the mid-1970s my focus was principally on the economics of energy and network industries. In 1978, I joined Putnam Hayes & Bartlett, Inc., where my consulting practice has focused almost exclusively on network industries, particularly electric utilities. Putnam, Hayes & Bartlett, Inc. merged with Hagler Bailly, Inc. in 1998.

     During the past 25 years, I have completed numerous assignments for electric utilities; state and federal government agencies and regulatory bodies; energy and equipment companies; research organizations and trade associations; independent power producers and investors; international aid and lending agencies; and foreign governments. While I have worked on most economics-related aspects of the utility sector, a major theme has been public policies and their relation to the operation of utility companies.

     Since about 1988, the main focus of my consulting has been on electric utility industry restructuring, regulatory innovation and privatization. In that year, I began work on the restructuring and privatization of the electric utility industry of the United Kingdom, an assignment on which I worked nearly full time through the completion of the restructuring in 1990. I also led a major study of the reorganization of the New Zealand electricity sector, focusing mainly on competition issues in the generating sector. Following privatization of the U.K. industry, I continued to work in the United Kingdom for electricity clients based there and I was also involved in restructuring studies concerning the former Soviet Union, Eastern Europe, the European Union and specific European countries.

     Late in 1993, I returned to the United States, where I have worked on restructuring, regulatory reform and, increasingly, the competitive future of the U.S. electricity industry. In this context, I have testified before FERC and state commissions on market power issues concerned with several electric utility mergers (including convergence mergers), power pool tariff filings, sales and purchases of jurisdictional assets and market rate applications. More generally, I have testified before state and federal regulatory commissions, federal and state courts and legislatures on numerous matters concerning the electric utility and other network industries. My resume is included as Exhibit No. APP-301.

              II.   PURPOSE, SUMMARY OF ANALYSIS AND CONCLUSIONS
              --------------------------------------------------

Purpose

Q.   WHAT IS THE PURPOSE OF YOUR TESTIMONY?

A. I have been asked by Commonwealth Edison Company ("ComEd") and PECO Energy Company ("PECO") (collectively, the "Applicants") to determine the potential competitive impact of their proposed merger on electricity markets. I performed the Competitive Analysis Screen described in Appendix A to the Commission's Merger Policy Statement ("Order No. 592"),/1/ which in turn is intended to comport with the Department of Justice and Federal Trade Commission ("DOJ/FTC") Horizontal Merger


_________________________
/1/ Order No. 592, Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, FERC Stats. & Regs. (Regulations Preambles) (P) 31,044 (1996), on reconsideration, Order No. 592-A, 79 FERC
     (P) 61,321 (1997).

     Guidelines ("Guidelines"). As appropriate, my testimony also takes into consideration the Commission's Notice of Proposed Rulemaking ("Merger NOPR")./2/ The primary focus of my testimony is potential horizontal market power effects (i.e., those arising from the combination of electric generating assets) that potentially could result in creating or enhancing the ability to increase prices in the electricity market. I also address vertical effects concerning barriers to entry that might undercut the presumption that long-run generation markets are competitive. I have reviewed the testimony of the Applicants' witnesses, Steven T. Naumann and Robert N. Spencer, who explain why the Applicants do not have any realistic ability to exert vertical market power in the Midwest as a result of their control over transmission facilities during the period before such control is transferred to independent entities.


Summary of Analysis and Conclusions

Q. DOES YOUR ANALYSIS INDICATE THAT APPLICANTS WILL BE ABLE TO RAISE THE PRICES OF ELECTRICITY ABOVE THE LEVELS THEY COULD HAVE CHARGED ABSENT THE MERGER?

A. No, quite the contrary. The Applicants' merger, when combined with the generation-based mitigation measures to which they will agree as a condition of merger approval, if the Commission is persuaded that such mitigation is necessary, will not lead to material increases in concentration or in Applicants' market share in any relevant market. My analysis provides strong support for the conclusion that the merger will not adversely impact competition in any relevant market or enable Applicants to raise prices above the levels they would have been able to charge if there had been no merger. Thus, I recommend that the Commission find that the merger will not adversely affect competition and, insofar as market power is the critical issue, should approve the merger.

     I have performed the Appendix A screen analysis to assess whether the merger should raise any competitive concerns. In accordance with Appendix A and the Commission's regulations, I performed screen analyses of two different measures: Economic Capacity


_______________________
/2/ Revised Filing Requirements Under Part 33 of the Commission's Regulations ("Merger NOPR"), 83 FERC (P)61,027 (1998), 63 Fed. Reg. 20340 (April 24,
     1998).

     and Available Economic Capacity. As will be explained below, I rely, and encourage the Commission to rely, solely on the analysis of Economic Capacity. The Available Economic Capacity numbers are too unreliable to be useful and do not inform merger policy under the evolving competitive conditions relevant to this merger.

     My analysis of Economic Capacity shows that screen failures occur only in the ComEd market and are largely traceable to the small amount of generation rights that PECO has in the ComEd market pre-merger, namely a 300 MW pre-merger long term power sale from ComEd to PECO. Additionally, PECO controls approximately 30 to 63 MW of energy from its uncommitted 233 MW share of the Clinton nuclear plant that is presumed to be imported into the ComEd market (based on the prorated expected share of ATC into ComEd). Little energy from PECO's other generation, located primarily in eastern and central Pennsylvania, reaches the ComEd market. In simple terms, the screen failure arises because PECO would have been a minor competitor of ComEd in the ComEd destination market pre-merger. Post-merger, that minor competitor will be consolidated with ComEd, so that (in the absence of mitigation) there will be a slight lessening of competition in the region.

     The screen failure in the ComEd market is linked to the 300 MW sale. Once the 300 MW sale expires, there will no longer be a screen failure. While the lessening of competition in the intervening period would be minimal, Applicants are nonetheless prepared to mitigate it in a way that will eliminate the screen failure and ensure that competition is preserved at its pre-merger level if the Commission is not persuaded that such mitigation is unnecessary. As described in the Application, Applicants are willing to sell PECO's rights under the 300 MW contract to an unaffiliated entity. Because of the sale to an unaffiliated third party, the level of competition pre-merger will be preserved. My analysis demonstrates that this mitigation is fully effective. While the mitigation might be considered "interim", the period that it covers: a) extends to the termination of the PECO contract that is the principal cause of the screen failure; b) extends beyond the last date on which ComEd has option or contract rights to the capacity that it is divesting to Edison Mission; and
     c) extends far enough into the future to allow economic entry of substantial amounts of new capacity.

     Apart from these pre-mitigation screen failures in the ComEd market, there are no significant adverse effects of the merger. As discussed below, the analysis demonstrates little overlap in markets between Applicants and little participation by ComEd in the PJM markets where the bulk of PECO's generation is located. This conclusion is supported by Applicants' historic sales patterns which show a quite similar lack of significant overlap.

     Applicants are prepared, if required by the SEC, to contract for a 100 MW firm path from ComEd to PECO. This path will be used only when it is economic to transfer power from the ComEd to PECO areas, having taken alternative uses of the power into account. As is shown in the testimony of Mr. Naumann, the principal effect of this path on transmission, when it is used, is to reduce west-to-east ATCs from northern Illinois to eastern PJM by approximately 100 MW. Applicants' analysis of the power flow effects of the path, which is incorporated into my market power study, shows that loop flows are not very different from the contract path effects. Use of the 100 MW path reduces concentration in the ComEd market wherein the screen is failed. The path, and resulting changes in loop flows when the path is used, creates no screen failures in any other market.

     In performing the Appendix A analysis, I resolved uncertainties about which assumptions to use by making conservative assumptions; that is, I made the assumptions that were most likely to detect an increase in market concentration in the relevant destination markets./3/ In fact, actual increases in market concentration will likely be much less than calculated using the Appendix A screen. Most importantly, the screen assumes that ComEd continues to control all of the 9,300 MW of generation that it is the process of divesting. A more forward-looking perspective would recognize that the restructuring of generation asset ownership undertaken by ComEd in the past several years will result in ultimately relinquishing control over this generation. This restructuring, coupled with the participation by both of the Applicants in regional transmission organizations, is


________________

/3/ For example, as discussed infra, the only significant screen violations arise from PECO's long term purchase from ComEd. The power associated with that contract is deliverable in the American Electric Power ("AEP") or Ameren markets, not in ComEd. However, in my analysis I assumed that PECO could sell power from that contract in the ComEd market without having to acquire transmission into the ComEd market. The screen failures in my analysis are directly traceable to that assumption. Had I assumed that the PECO power was located at the point of contract delivery, these screen failures would not have occurred.

     unquestionably pro-competitive and will broadly benefit electric markets in the affected regions.

     The conclusions from my analysis are consistent with and supported by the basic facts surrounding the merger. ComEd is located in the Mid-America Interconnected Network, Inc. ("MAIN"), with its generation and distribution system located primarily in Chicago and Northern Illinois, and PECO is located in the Mid-Atlantic Area Council ("MAAC") (which consists of a single control area, PJM Interconnection, L.L.C. ("PJM")). PECO's generation and distribution system is located primarily in Philadelphia and Eastern Pennsylvania. The distance between Chicago and Philadelphia is almost 700 miles. Electrically, utilities in East Central Area Reliability Coordination Agreement ("ECAR") and Southeastern Electric Reliability Council ("SERC") are located between ComEd and PECO. There are at least two intervening utilities on all paths between ComEd and PJM.

     As is shown in sales data contained in my workpapers, Applicants had overlapping sales to a number of utilities in 1997 and 1998. However, the amounts sold by at least one of the Applicants were small in virtually all cases. If overlap markets are defined as those in which each Applicant sold at least 100,000 MWhs (equivalent to only 11.4 MW on a year-round basis), there were only six such overlap markets in 1997 and 1998 (excluding ComEd's own market). In only one market, Michigan Electric Coordinating Council ("MECS"), did each Applicant sell more than 500,000 MWh./4/

     More generally, PECO sells only small amounts in Mid-Continent Area Power Pool ("MAPP") and MAIN. Its 1998, total sales to utilities in these reliability councils were about 2 million MWh, less than the amount purchased under its 300 MW contract with ComEd; about 60 percent of that total was sold back to ComEd, mostly out of its 300 MW contract. Conversely, other than the contract with PECO, ComEd sells only trace amounts (43,000 MWh in 1998) to utilities in PJM, NYPP and NEPOOL. Neither

_____________________

/4/ Sales information is based on sales contracts reported in FERC Form 1s. The 1997 markets were AEP, Cinergy, Illinois Power (IP), Tennessee Valley Authority (TVA), Virginia Electric Power (VP) and Wisconsin Energy Company
     (WEP). The 1998 markets were Allegheny Energy (APS), AEP, Cinergy, IP, MECS and TVA. Because data for Applicants' power marketing operations are not segregated from utility sales from their owned and controlled resources, these data may overstate the amount of overlap. As discussed infra, PECO, in particular, is a highly active power marketer and its Form 1 reports sales all over the country, including sales to utilities located thousands of miles away from any PECO generation (e.g., in southern California and Washington state).

     Applicant is among the most significant sellers in the remaining overlap areas, ECAR and VACAR. The fact that Applicants, in general, do not overlap is highly significant to the analysis. It means that the merger will not materially reduce the level of competition. That is, in areas where they do not overlap at all, the merger will have no effect on the structure of competition in the region, and would thus be expected to have no effect on prices in the region. In the areas where they do overlap, the market share of at least one Applicant is so small that there would be no appreciable effect on the level of competition, and the merger would not give the Applicants the ability to injure the overlapping markets or raise prices.

     Other factors, not taken into account in the Appendix A analysis, support the conclusion that the merger does not create a market power issue. At its core, the market power issue is whether the merger creates or enhances the ability of Applicants to raise prices by profitably withholding capacity or offering it for sale only at anticompetitive prices. In this case, ComEd brings to the merger very little capacity that can be withheld from the market. At the very high load times when prices are most readily and profitably manipulated, ComEd is short of capacity. ComEd controls little capacity that realistically could be withheld at other times. The bulk of the non-nuclear capacity that is "controlled" by ComEd consists of options or contracts for the capacity that it has sold. ComEd is not the plant operator for any of this capacity. If it does not exercise an option, the capacity reverts wholly to the owner. In his testimony, Mr. Naumann explains the limits on ComEd's control of the capacity that is being sold to Edison Mission Energy. The only capacity actually operated by ComEd is its nuclear capacity. For physical, economic and regulatory reasons (i.e., NRC oversight), nuclear capacity is exceptionally hard to withhold, either strategically or tactically. Both ComEd and PECO have a high percentage of nuclear and other low incremental cost generation in their portfolios, which means that their winning strategy is to sell high volumes of electricity at prices lower than those of their competitors. Given the low levels of participation of each of the Applicants in the other's markets today, the merger does not provide a new strategy that would allow them to manipulate markets in order to raise prices.

     The merger creates no material vertical market power issues related to transmission ownership and operation. This lack of ability to exercise vertical market power, and evidence that ComEd has not done so in the past, is discussed at length by Mr. Naumann. PECO is a member of the PJM Interconnection, an ISO with an associated power exchange. ComEd is a member of the Midwest Independent System Operator ("MISO"), an ISO that has been approved by the FERC and is currently scheduled to begin operations on June 1, 2001. In the interim, ComEd provides open access service under Orders No. 888 and 889. Moreover, as discussed by Mr. Naumann, ComEd will be transferring all control area responsibility to an Independent Transmission Company ("ITC"). PECO has no control area responsibility, as its control area is operated by PJM. As also discussed by Mr. Naumann and Mr. Spencer, neither ComEd nor PECO is a security coordinator with the ability to direct transmission curtailment. Moreover, Mr. Naumann explains that ComEd's ability to withhold capacity from the market will be severely limited.

     Neither utility controls significant fuels supplies or fuels delivery systems. PECO operates a gas distribution system in four counties that surround, but do not include, the city of Philadelphia. Its gas service area includes three gas-fired independent power stations, two of which have bypassed the distribution system. The third, which is only 28 MW, has a readily available bypass option and is currently negotiating for a discounted distribution rate. Even if PECO were in a position to exercise vertical market power over the gas-fired generation served by its LDC, that generation is very remote from ComEd and any vertical effects would not redound to ComEd and hence would have no nexus to this merger. Neither utility possesses a monopoly over potential generation sites.

Q. DID YOUR APPENDIX A ANALYSIS TAKE INTO ACCOUNT NEW GENERATION PLANNED OR BEING BUILT IN THE REGION, OR NEW PLANNED POWER TRANSACTIONS INVOLVING APPLICANTS OR OTHERS IN THE AFFECTED REGIONS?

A. Yes, but only to a limited extent. Numerous utilities, IPPs and others have responded to the capacity shortages that have affected the Midwest over the past several summers by planning the construction of significant new generation resources. Estimates of the planned generation exceed 20,000 MW, but I included far less than this in my analysis. Among the new generation that I did include in my analysis is a 250 MW affiliated generation unit being considered in North Chicago (although I am informed that a firm decision to build the unit has not been made). As I discuss later, for all other new generation, I included only that planned generation which has passed sufficient project, regulatory and/or financing hurdles such that its construction is relatively certain. If even a material fraction of the planned additions are built, market concentration will be lower.

     It is also my understanding that ComEd, like other utilities in the region, is shopping for new power supplies to complement its power supply portfolio in coming years. This would be accomplished with power purchase contracts of various durations. Such purchases would have been made even if there had been no merger, so they have little impact on the analysis. I am told that ComEd does not at present know the amount or duration of such purchases, but I conservatively assumed a 300 MW ComEd purchase from a planned generating facility in its control area that would not otherwise have been considered to be sufficiently certain to be included in my analysis.

Q. PLEASE PROVIDE AN OVERVIEW OF THE APPENDIX A ANALYSES YOU CONDUCTED USING THE DELIVERED PRICE TEST.

A. I conducted several different analyses of the Economic Capacity supply measure that provide the Commission with a full and comprehensive analysis of the potential impacts of the merger and proposed mitigation by the Applicants. These analyses were structured to illuminate the causes of any changes in destination market HHIs, and to assist the Commission in determining which were, and which were not, due to potentially adverse effects of the merger on competition.

     The first analysis of the merger's impact on power markets that I undertook was the effect of combining Applicants' pre-merger market shares. This analysis is generally referred to as the "2AB method."/5/ It is essentially an analysis of a merger where there are no economic changes resulting from a merger - no rate impact, no change in transmission for integration purposes, etc. This analysis properly depicts the effects of the merger when the 100 MW path is not being used by Applicants.

_________________

/5/ "2AB" refers to the change in HHI resulting from the merger of company a (with market share A) and Company b (with market share B). This formula is derived from the HHI calculation as follows:
         Applicants' pre-merger HHI = A/2/ + B/2/
         Applicants' post-merger HHI = (A+B)/2/ = A/2/ + B/2/ + 2AB
     Thus, the change in HHI resulting from the merger equals 2AB.

     transmission for integration purposes, etc. This analysis properly depicts the effects of the merger when the 100 MW path is not being used by Applicants.

/\ "2AB" refers to the change in HHI resulting from the merger of company a (with market share A) and Company b (with market share B). This formula is derived from the HHI calculation as follows: Applicants' pre-merger HHI = A2 + B2 Applicants' post-merger HHI = (A+B)2 = A2 + B2 + 2AB Thus, the change in HHI resulting from the merger equals 2AB.

     In addition, I examined a scenario that assumes the 100 MW path is used. In this analysis, Applicants' use of the 100 MW transmission reservation reduces available transmission capacity (ATC) on some interfaces; the analysis takes into consideration the loop flow impact of this interconnection. Relying on data from Applicants (contained in Mr. Naumann's testimony), I adjusted ATCs to take into account the impacts of the planned interconnection and recalculated HHIs.

     Next, I took into account Applicants' provisional mitigation plan in order to confirm that it eliminates the screen failures in these analyses of Economic Capacity. Finally, I performed sensitivities that a) assumed that full TTCs were available to interconnect markets and b) assumed zero transmission rates. These are intended as limiting cases to show how the evolution of RTOs might maximize economic power flows over the existing grid and the effects of this expanded market on the extent to which geographically distant utilities would compete in common markets.

     These sensitivities support the robustness of my conclusions.

Q. PLEASE DESCRIBE YOUR DELIVERED PRICE TEST ANALYSIS OF AVAILABLE ECONOMIC CAPACITY.

A. I performed an analysis for the Available Economic Capacity measure similar to that described above for Economic Capacity. The key difference between these two measures is that Available Economic Capacity considers only that capacity that remains after the utility meets its native load and contractual obligations. In the pre-restructured market, this measure may have provided a useful measure of the capacity that can participate in wholesale power markets. However, for reasons described later in my testimony, this measure is losing its usefulness and, at least in the case of this merger, an analysis of it requires speculative and potentially contentious assumptions concerning, inter alia, the pace of elimination of retail native load obligations for ComEd, PECO, and other utilities throughout the affected regions. In order to satisfy the Commission's rules requiring that merger applicants perform an Available Economic Capacity analysis, I did such an analysis. I based my analysis on 1998 retail loads for Applicants and others, escalating those loads based on projected growth in electric demands throughout the region. That is, I made no assumption about retail access. In general, although that analysis showed some scattered and non-systematic screen failures, I do not believe that they should be given any meaningful weight since predictions of the amount of Available Economic Capacity controlled by Applicants and other suppliers are neither reliable nor probative of future market conditions.

Organization of Testimony

Q.   HOW IS THE REMAINDER OF YOUR TESTIMONY ORGANIZED?

A. In Section III, I outline the Applicants' business operations and the status of deregulation in the states of Illinois and Pennsylvania. Section IV describes the economic framework used in the analysis as set out in the Commission's Order No. 592. A description of the methodology I used in conducting the analysis is included in Section V. My analysis of the merger's impact on competition is included in Section VI. Section VII contains my conclusions.

                     III.      DESCRIPTION OF THE PARTIES
                     ------------------------------------

Commonwealth Edison Company

Q.   PLEASE DESCRIBE COMED.

A ComEd, a regulated electric utility, is the principal subsidiary of Unicom Corporation. ComEd is engaged principally in the production, purchase, transmission, distribution and sale of electricity. Its service territory is in Northern Illinois, including the Chicago metropolitan area.

     ComEd has sold all of its fossil generation;/6/ ComEd's remaining generation assets consist of approximately 9,200 MW of nuclear generation.

-----------------------
/6/ As is described in the Application, the sale of the State Line and Kincaid stations has been completed. The planned sale of the balance of ComEd's non-nuclear plant to Edison Mission Energy has been approved by the Commission in a different docket, and is expected to close in the near future.

     Its Kincaid and State Line generating stations were sold to affiliates of Dominion Resources ("DRI") and the Southern Company ("Southern") in February 1998 and December 1997, respectively. Under the terms of the sales, ComEd entered into exclusive 15-year purchase power agreements for the output of the plants (1,598 MW). In essence, these are tolling contracts. ComEd provides the fuel for them and has the right to the output produced in return for fixed payments and the payment of variable O&M costs.

     In March 1999, ComEd entered into an agreement to sell the remainder of its fossil generation, totaling approximately 9300 MW, to Edison Mission Energy ("EME"). The sale is expected to be completed in December 1999. As part of the sale, ComEd will enter into three power purchase agreements with terms that will extend for five years or less. Mr. Naumann discusses these agreements in his testimony.

     In addition to the 300 MW power sale contract with PECO, it has 1,150 MW of long term firm sales contracts that will be in effect in 2001. These are included in my analysis. It also has long term firm purchase contracts, beyond the repurchase contracts detailed above, of 941 MW./7/

Q.   TO WHICH UTILITIES DOES COMED INTERCONNECT?

A. ComEd is a member of the MAIN regional council. It is directly interconnected to other utilities in MAIN (Illinois Power Company ("IP"), Ameren, Central Illinois Light Company ("CILCO") and Wisconsin Energy
     (WEP)); utilities to its east in ECAR (AEP and Northern Indiana Public Service Company ("NIPS")); and utilities to its west in the MAPP (MidAmerican Energy Company ("MIDAM") and Alliant).

     ComEd is an owner-member of the MISO. On September 16, 1998, the Commission granted approval to form MISO. As a member-owner, ComEd will turn over functional control of its transmission system when the MISO becomes operational (expected to be in June 2001).

---------------------

/7/ This does not include a 600 MW contract with Enron, signed in November 1999. This contract is for peaking energy in summer months only. The contract must be nominated on a day-ahead basis and the contract price is the market price in the day-ahead market. Since ComEd can neither withhold the power from this contract, nor benefit with respect to it from higher prices, I do not count the contracted capacity as being under ComEd's control. The 941 MW of purchases used in my analysis includes 300 MW of purchases for which no contract exists as of mid-November, 1999.

Q.   DOES COMED HAVE ANY TRANSMISSION DEPENDENT UTILITIES ("TDUS")?

A. ComEd has three full requirements TDUs in its control area: the Cities of Naperville, Batavia and St. Charles, Illinois. Each of these TDUs has requirements contracts with termination dates ending May 31, 2007.

     ComEd has one partial requirements TDU, the City of Rochelle, Illinois. In addition, there are three other TDUs who obtain their requirements from alternative suppliers: the City of Geneva, Illinois (supplier is WEP); and the cities of Rock Falls and Winnetka, Illinois (supplier is the Illinois Municipal Electric Agency).

Q.   DOES UNICOM HAVE ANY UNREGULATED SUBSIDIARIES IN THE ENERGY BUSINESS?

A. Yes. Unicom Enterprises, Inc. is the holding company for various unregulated Unicom subsidiaries. Unicom Active Energy Management Systems provides an integral line of energy monitoring solutions and related consulting services. Unicom Distributed Energy provides distributed generation systems (through Turbo Generator Power Systems, a joint venture with Allied Signal), complete engineering and feasibility studies, flexible financing and leasing packages. Unicom Energy Solutions provides single-source energy and operational solutions. Unicom Energy, Inc. provides a single source for natural gas, electricity and related services. Unicom Thermal Holdings, Inc. provides retail district energy systems and site specific thermal energy products. Unicom Power Holdings, Inc. provides creative energy solutions that yield significant cost savings and reduced risks associated with the overall energy supply through a customized portfolio. Finally, Midwest Mechanical is a mechanical service provider that designs, installs and services heating, ventilation and air conditioning (HVAC) systems for more than 1,600 commercial and industrial customers in the Chicago area.

PECO Energy Company

Q.   PLEASE DESCRIBE PECO.

A. PECO is an electric and gas utility serving electric customers at retail in the six-county Philadelphia, Pennsylvania area and serving retail natural gas customers in five suburban counties. PECO owns approximately 9,500 MW of generation (not including generation purchased by AmerGen), including about 4,300 MW of nuclear generation./8/

     PECO is a member of the Pennsylvania-New Jersey-Maryland ("PJM") Interconnection, a power pool which integrates, through central dispatch, the generation and operations of its member companies. PJM consists of over 130 members located in all or part of Pennsylvania, New Jersey, Maryland, Delaware, Virginia and the District of Columbia. There is approximately 56,000 MW of pooled generating capacity within PJM. PJM is directly interconnected to SERC (VP); ECAR (APS and FirstEnergy); and the New York ISO (directly with Niagara Mohawk Company ("NIMO"), New York State Electric & Gas Corporation ("NYSEG") and Consolidated Edison Company ("ConEd")).

     On March 31, 1997, the members of PJM converted its organization from an unincorporated association into a limited liability company. In November 1997, the Commission issued an order authorizing PJM to establish an independent system operator ("ISO") and an hourly energy market known as the PJM Power Exchange ("PJM PX"). PJM dispatches generation based on the economic merit order of the generating units. On March 10, 1999, the Commission issued an order granting PJM utilities the authority to charge market-based prices for sales of energy and certain ancillary services into the PJM PX.

Q.   DOES PECO HAVE ANY FULL OR NEAR-FULL REQUIREMENTS WHOLESALE CUSTOMERS?

A. PECO has contracts to supply the following full or near-full requirements customers: Boroughs of Butler, Lavallette, Madison, Pemberton and Seaside Heights, New Jersey and Boroughs of Ephrata and Middletown, Pennsylvania.

Q.   PLEASE DESCRIBE PECO'S GAS DISTRIBUTION OPERATIONS.

A. PECO provides retail gas sales and transportation in a five county area surrounding Philadelphia. PECO's retail natural gas sales and transportation activities are regulated by the Pennsylvania Public Utility Commission ("PaPUC"). PECO, through its subsidiary Horizon Energy Company, d/b/a Exelon Energy ("Exelon Energy"), is participating in pilot programs outside its gas service territory to market gas and other services to retail customers. PECO's natural gas supply is acquired under contracts with suppliers with terms up to five years. It has long-term firm transportation contracts to move its gas supply to the market area with Texas Eastern Transmission Corporation ("Texas Eastern") and Transcontinental Gas Pipe Line Corporation ("Transcontinental"). PECO also has acquired underground storage from Texas Eastern, Transcontinental, Equitrans, Inc. and CNG Transmission Corporation.

Q.   WHAT OTHER BUSINESS VENTURES DOES PECO HAVE?

A. PECO is a competitive generation supplier offering a variety of unregulated energy and utility infrastructure services, including electric supply, to businesses and residential customers across Pennsylvania. PECO is a wholesale marketer of electricity nationally, and participates in joint ventures which provide telecommunication services in the Philadelphia metropolitan region.

     In 1997, PECO and British Energy, plc (Scotland) formed a 50-50 joint venture, AmerGen Energy Company, LLC ("AmerGen"), to acquire and operate nuclear generating stations in the United States. British Energy owns and operates 15 nuclear plants in the United Kingdom. To date, AmerGen has acquired or entered into letters of intent to acquire five nuclear generating stations totaling approximately 4,200 MW. In PJM, AmerGen acquired Three Mile Island (786 MW) and Oyster Creek (619 MW) from GPU; in New York, AmerGen acquired Nine Mile Point No. 1 (618 MW) from NIMO and a portion of Nine Mile Point No. 2 (674 MW) from NIMO and NYSEG; in Illinois, AmerGen acquired Clinton (930 MW) from IP; and in New England, AmerGen acquired

--------------------------------------------------------------------------------
/8/ PECO recently bought half of Conectiv's share of the Peach Bottom nuclear plant, which PECO operates.

     Vermont Yankee (540 MW) from the owners of the Vermont Yankee Nuclear Corporation.

     Each of AmerGen's asset acquisitions, with the exception of Clinton and Nine Mile Point, have purchase power agreements ("PPAs") with the sellers to buy back the full output from these units. The termination dates for these PPAs range from December 31, 2001 (Three Mile Island) to 12 years after the closing of the agreement (Vermont Yankee). PECO will market any capacity available from these units on behalf of AmerGen. With respect to Nine Mile Point, the PPA covers 95 percent of the output. With respect to Clinton, the PPA covers the re-purchase by IP of 75 percent of the plant's output through 2004. PECO will market the remaining 25 percent share.

Deregulation in Pennsylvania and Illinois

Q.   PLEASE DESCRIBE THE STATUS OF ELECTRIC DEREGULATION IN PENNSYLVANIA.

A. The Pennsylvania legislature passed the Electricity Generation, Customer Choice and Competition Act in December 1996, which mandated that electric utilities unbundle electric service into separate generation, transmission and distribution services with open retail competition for the supply of electricity phased-in between January 1, 1999 and January 1, 2000. Pilot programs began in 1997.

Q.   WHAT IS THE CURRENT STATUS OF DEREGULATION IN ILLINOIS?

A. At the end of 1997, the Illinois General Assembly passed the Customer Choice Law as part of electric restructuring in the state. Retail competition for large business customers (over 4 MW load) and for a percentage of non-residential customers began October 1, 1999. By December 31, 2000 retail choice will be available to all non-residential customers. Full retail competition (including residential customers) will be effective by May 1, 2002.

Q. ARE THERE ANY PRELIMINARY RESULTS IN ILLINOIS SINCE CUSTOMER CHOICE BECAME AVAILABLE TO BUSINESS CUSTOMERS?

A. Yes, there are some very preliminary numbers. ComEd reports that, as of October 15, 1999, out of 42,000 customers eligible for customer choice, 430 of ComEd's business customers have selected alternative electric providers. Another 2,400 customers have requested usage and billing information, presumably to inform themselves about potential savings from selecting alternative suppliers.

                      IV.     FRAMEWORK FOR THE ANALYSIS
                      ----------------------------------

Q.   WHAT ARE THE GENERAL MARKET POWER ISSUES RAISED BY MERGER PROPOSALS?

A. Market power analysis of a merger proposal examines whether the merger would cause a material increase in the merging firms' market power or a significant reduction in the competitiveness of relevant markets. Market power is defined as the ability of a firm or group of firms to sustain profitably a significant increase in the price of their products above a competitive level.

     In merger analyses, the critical issue is the change in market competitiveness due to the merger. While the pre-merger competitiveness of markets may, as under the DOJ/FTC Guidelines, affect the amount of such change that is acceptable, the focus remains on the change in market competitiveness caused by the merger.

     This focus on the effects of the merger means that the merger analysis examines those business areas where the merging firms are competitors. In most instances, the merger will not affect competition in markets in which the merging firms do not compete. Analysis of the effects of a merger on market power in businesses in which the merging firms both participate is sometimes referred to as horizontal market power assessment. In the proposed merger of ComEd and PECO, therefore, the focus is properly on those markets in which both firms are actual or potential competitors. The analysis is intended to measure the adverse impact, if any, of the elimination of a competitor as a result of the combination.

     Vertical market effects of the merger relate to the merging firms' ability and incentives to use their market position over a product or service to affect competition in a related business or market. For example, vertical effects could result if the merger of two electric utilities created an opportunity and incentive to operate transmission in a manner that created market power for the generation activity of the merged company that did not exist previously. The Commission has identified market power as also arising from dominant control over potential generation sites or over fuels supplies and delivery systems. These are issues that could undercut the presumption that long-run generation markets are competitive.

Q.   WHAT ARE THE MAIN ELEMENTS IN DEVELOPING AN ANALYSIS OF MARKET POWER?

A. Understanding the competitive impact of a merger requires defining the relevant market (or markets) in which the merging firms participate. Participants in a relevant market include all suppliers and, in some instances potential suppliers, who can compete to supply the products produced by the merging parties and whose ability to do so diminishes the ability of the merging parties to increase prices. Hence, determining the scope of a market is fundamentally an analysis of the potential for competitors to respond to an attempted price increase. Typically, markets are defined in two dimensions: geographic and product. Thus, the relevant market is composed of companies that can supply a given product (or its close substitute) to customers in a given geographic area.

Q. HOW HAS THE COMMISSION TYPICALLY EXAMINED PROPOSED MERGERS INVOLVING ELECTRIC UTILITIES?

A. Historically, the Commission examined mergers by focusing on specific product markets and by using a "hub-and-spoke" screening test to evaluate whether a further examination of potential market power was warranted.
     With the issuance of Order No. 592 in December 1996, the Commission changed its analytic approach and adopted a "delivered price test." Appendix A (the "Competitive Analysis Screen") of Order No. 592 outlines a detailed analytic method that applicants are required to follow in their applications and that the Commission will use in screening the competitive impact of mergers. If a proposed merger raises no market power concerns (i.e., passes the Appendix A screen), the inquiry is generally complete. If a proposed merger raises potential market power concerns, applicants can propose mitigation measures at the time of application.

Q.   WHAT PRODUCTS HAS THE COMMISSION GENERALLY CONSIDERED?

A. The Commission generally has defined the relevant product markets to be long-term capacity, short-term capacity ("Uncommitted Capacity") and non-firm energy ("Available Economic Capacity" and "Economic Capacity"). The Commission has determined that long-term capacity markets are presumed to be competitive, unless special factors exist that limit the ability of new generation to be sited or receive fuel.

     The Commission has considered competition in transmission services and has examined whether the combination of ownership of transmission facilities creates the opportunity or incentive for the merging parties to restrict access to transmission.

Q.   HOW HAS THE COMMISSION ANALYZED GEOGRAPHIC MARKETS?

A. To examine geographic markets, the Commission traditionally has focused on the utilities that are directly interconnected to the applicant companies. This "destination market" approach was continued in Order No. 592. Each utility that is directly interconnected to the applicants is considered a separate "destination market." Additionally, the Commission has suggested that utilities who historically have been customers of applicants are also potential "destination markets."

     The supply alternatives to each destination market are defined using the "delivered price test," which identifies suppliers that can reach a destination market at a cost no more than 5 percent over the pre-merger market price. The supply is considered economic if a supplier's generation can be delivered to a destination market, including delivery costs (which include transmission rates, transmission losses and ancillary services), at a cost that is within 105 percent of the destination market price.
     Physical transmission constraints also are taken into consideration in determining the potential supply to the destination market. Thus, unlike the "hub-and-spoke" methodology, competing suppliers are no longer defined by bright lines. Competing suppliers are defined as those who have capacity (energy) that is physically and economically deliverable to the destination market. Their importance in the market (i.e., their market share) is determined by the amount of such capacity.

     This test is intended to be a conservative screen to determine whether further analysis of market power is necessary. If the Appendix A analysis shows that a company will not be able to exercise market power in its first-tier destination markets, it generally follows that the applicants will not have market power in more broadly defined and more geographically remote markets. The screen is the first step in determining whether there is a need for further investigation. If the screening test is not passed, leaving open the issue of whether the merger will create market power, the Commission invites applicants to propose mitigation remedies targeted to reduce potential anti-competitive effects to safe harbor levels. In the alternative, the Commission will undertake a proceeding to determine whether unmitigated market power concerns mean that the merger is contrary to the public interest.

Q. WHAT FRAMEWORK DOES THE COMMISSION USE TO DETERMINE WHETHER A MERGER POSES POTENTIAL MARKET POWER CONCERNS?

A. In Order No. 592, the Commission adopted the DOJ/FTC Guidelines for measuring market concentration levels by the HHI. To determine whether a proposed merger will have a significant anti-competitive impact, the DOJ and FTC consider the level of the HHI after the merger (the post-merger
     HHI) and the change in the HHI that results from the combination of the market shares of the merging entities. Markets with a post-merger HHI of less than 1000 are considered "unconcentrated." The DOJ and FTC generally consider mergers in such markets to have no anti-competitive impact. Markets with post-merger HHIs of 1000 to 1800 are considered "moderately concentrated." In those markets, mergers that result in an HHI change of 100 points or fewer are considered unlikely to have anti-competitive effects. Finally, post-merger HHIs of more than 1800 are considered to indicate "highly concentrated" markets. The Guidelines suggest that in these markets, mergers that increase the HHI by 50 points or fewer are unlikely to have a significant anti-competitive impact, while mergers that increase the HHI by more than 100 points are considered likely to reduce market competitiveness.

                       V.    DESCRIPTION OF METHODOLOGY
                       --------------------------------

Q. PLEASE SUMMARIZE THE METHODOLOGY THAT YOU USED TO ANALYZE THE COMPETITIVE EFFECTS OF THE MERGER.

A. I evaluated the competitive effects of the merger using the methodology described in Appendix A, as summarized above. I used PHB Hagler Bailly's Competitive Analysis Screening model ("CASm"), which implements the delivered price test and other calculations required in Appendix A, to do the required analyses. The source and methodology for the data required to conduct the delivered price test in CASm are described in Exhibit No. APP-
     302.  A technical description of CASm is provided in Exhibit No. APP-303.

Q.   WHAT DESTINATION MARKETS DID YOU ANALYZE?

A. I examined 42 destination markets that could potentially be impacted by the merger./9/

     I included ComEd and its first-tier utilities: AEP, NIPS, IP, Ameren, CILCO, MIDAM, Alliant-West, Alliant-East and WEP.

     I also included PECO's first-tier utilities (specifically, utilities first-tier to PJM): FirstEnergy, APS, VP and the NYISO. In analyzing PJM, I took into consideration the predominant west-to-east energy flow and defined markets by the three high-voltage interfaces within PJM: West, Central and East./10/,/11/

     Finally, I included additional destination markets that represent historical customers of Applicants based on a review of 1997 and 1998 sales reported in the FERC Form 1:/12/

____________________

/9/ Exhibit No. APP-304 includes a list of utilities (and corresponsing abbreviations used in other exhibits), including destination markets.

/10/ The PJM regions and related transmission limits are discussed in the Commission's Order in Docket No. ER97-3729-000, issued March 10, 1999. 86 FERC (P) 61,248.

/11/ Both the ECAR-to-PJM and SERC-to-PJM interconnections occur in Western PJM (APS's in the far West and VP's in the West). I examined four PJM destination markets: PJM West-Central-East (PJM_W+C+E), PJM Central-East (PJM_C+E), PJM East (PJM_East) and an overall PJM market (PJM_All).

/12/ I excluded certain categories of customers as destination markets. First, I excluded power marketers, for the obvious reason that they do not comprise control areas. Similarly, I excluded municipals, cooperatives and TDUs which do not comprise a control area; instead, utility control areas that are destination markets are proxies for the competitive alternatives faced by these customers. Additionally, I excluded utilities which,

     Associated Electric Coop; Carolina Power & Light; Cinergy; City Water, Light and Power; Cleco; Dayton Power & Light; Hoosier Energy Rural Electric Coop; Duke; Duquesne; East Kentucky Power Coop; Entergy; LG&E Energy; Madison Gas & Electric; MECS; Missouri Public Service Co.; NEPOOL; Northern States Power; South Carolina Electric & Gas Co.; South Carolina Public Service Authority; Southern Company; Tennessee Valley Authority; Upper Peninsula Power; Western Resources; and Wisconsin Public Service Corp.

     These destination markets include potentially impacted markets in accordance with the Commission's guidance in Appendix A, defined to include each first tier utility to the Applicants as well as their historical trading partners. Included in these destination markets are the full range of "intermediate" markets, i.e., those control areas between ComEd and PECO.

Q.   DID YOU ANALYZE A DESTINATION MARKET FOR APPLICANTS' TDU CUSTOMERS?

A. Yes. The relevant PJM markets I analyzed are reasonable proxies for any of PECO's remaining TDU customers. Similarly, the ComEd destination market is a reasonable proxy for the competitive alternatives available to its TDU customers.

Q.   WHAT TIME PERIODS DID YOU ANALYZE?

A. For each destination market, I examined eleven time periods for both the Economic Capacity and Available Economic Capacity measures, selected to reflect a broad range of system conditions. I describe this in more detail in Exhibit No. APP-302. Broadly, I evaluated hourly load data to aggregate similar hours. I defined periods within three seasons (Summer, Winter and Shoulder) to reflect the differences in unit availability and transmission capacity as well as base flows on the network. Previously, I generally have considered nine time periods: three seasons times three periods (Peak, Off-Peak and Shoulder). In view of interest in market conditions when prices have "spiked" during

--------------------------------------------------------------------------------

     while customers, were not likely to be receiving physical delivery of Applicants' generation; this category primarily includes utilities in the Western States Coordinating high load hours in the summer, I expanded this to eleven time periods by expanding the number of summer (high-priced) time periods evaluated to reflect different summer conditions and ensure that I covered the range of plausible market conditions in each of the destination markets.

     The periods evaluated (and the designations used to refer to these periods in exhibits) are:

     SUMMER (June-July-August)

          Super Peak 1 (S_SP1):    Top 25 load hours
          Super Peak 2 (S_SP2):    Next 125 load hours
          Super Peak 3 (S_SP3):    Next 350 load hours
          Peak (S_P):              Remaining peak hours
          Off-peak (S_OP):         All off-peak hours

     WINTER (December-January-February)

          Super Peak (W_SP):       Top 150 load hours
          Peak (W_P):              Remaining peak hours
          Off-peak (W_OP):         All off-peak hours

     SHOULDER (March-April-May-September-October-November).

          Super Peak (SH-SP):      Top 150 load hours
          Peak (SH_P):             Remaining peak hours
          Off-peak (SH_OP):        All off-peak hours

Q.   WHAT "COMPETITIVE" PRICE LEVELS DID YOU ANALYZE?

A. For each destination market, I evaluated conditions assuming destination market prices ranging from $15/MWh in the Winter and Shoulder Off-Peak periods (W_OP and SH_OP) to $100/MWh in the Summer Highest Peak period (S_SP1). This broad range of prices, in combination with the time periods, should be reflective of a sufficient range of system conditions such that a full picture of the merger's effects is captured.



--------------------------------------------------------------------------------

     Council and Florida Regional Coordinating Council. Finally, I excluded three customers whose purchases in 1997 and 1998 were de minimis (less than $100,000 for this purpose): Minnesota Power, Central and SouthWest and Oklahoma Gas & Electric.

Q. DID YOU TAKE SYSTEM LAMBDAS INTO CONSIDERATION IN CHOOSING THE PRICE LEVELS TO ANALYZE?

A. Broadly yes. As I discuss in Exhibit No. APP-302, I reviewed system lambda data for several markets and believe the data are (i) not necessarily reflective of competitive prices in those markets; and (ii) do not provide as comprehensive a range of system conditions as do my assumptions. For example, a number of utilities report a constant system lambda on a year-round basis, while other utilities in the region show significant differences depending on season. There are a number of well known limitations to using system lambdas as a basis for competitive prices: utilities do not necessarily apply the same methodology to calculate system lambdas, there are frequently reporting errors, and neighboring utilities can report varying system lambdas. However, I did take the system lambda data into account in selecting the prices to analyze, particularly to identify the lower range of price to be analyzed.

     I also considered using market price data reported in industry trade publications such as Power Markets Week. There are limitations with these data as well: they represent a fairly limited number of trades in relevant regions; they are not necessarily consistent with all the underlying data used in the Appendix A analysis (e.g., in Appendix A transmission rates are assumed to be the maximum filed-rates, while the market prices would reflect actual transmission costs incurred); and there are far fewer pricing "hubs" for reported market data than there are destination markets.

     Ultimately, I concluded that a range of prices from $15 per MWh in off-peak periods to $100 in the summer super peak was sufficient to fully explore possible differences in expected competitive conditions throughout the year. The $15 price is the lowest typical price that can be anticipated on a non-transitory basis. While transactions data (and some occasional system lambda data) demonstrate that prices can sometimes exceed $100 per MWh, modeling higher prices would not change my results. At $100 per MWh, essentially all of the capacity of all of the market participants in all of the relevant markets is economic (the incremental costs even of inefficient peaking units is less than $105/MWh), so the supply of economic energy would not be different at higher prices.

Q.   PLEASE DESCRIBE THE BASIC MODEL ARCHITECTURE YOU USED IN ANALYZING THIS
     MERGER.

A. Briefly, CASm is a linear programming model developed specifically to perform the calculations required in undertaking the delivered price test. The model includes each potential supplier as a distinct "node" or area that is connected via a transportation (or "pipes") representation of the transmission network. Each link in the network has its own non-simultaneous limit and cost. Potential suppliers are allowed to use all economically and physically feasible links or paths to reach the destination market. In instances where more generation meets the economic facet of the delivered price test than can actually be delivered on the transmission network, scarce transmission capacity is allocated based on the relative amount of economic generation that each party controls at a constrained interface.

     I represented simultaneous imports into a destination market based on a "common limiting element" approach consistent with the Commission's approach outlined in FirstEnergy./13/

Q.   WHAT REPRESENTATIVE YEAR DID YOUR ANALYSIS COVER?

A. Order No. 592 requires that the analysis be forward looking. I intend my analysis to approximate conditions in 2001 as a representative near-term future year. I used control area to control area limits (ATCs and TTCs) from current (i.e., third quarter 1999) OASIS postings to represent the transfer capacity between each area in the model. These are the most recently available data. (The analysis is conducted in $1999.)

     Where appropriate, I adjusted other relevant data to approximate 2001 conditions. As described in Exhibit No. APP-303, this includes load, generation costs and confirmed new construction.


________________

/13/ Ohio Edison, et al., 80 FERC (P) 61,039 at 61,107.

Q. DID YOU MAKE ANY CHANGES IN THE ATC DATA POSTED ON OASIS IN CONDUCTING THE DELIVERED PRICE TEST?

A. Yes, but only with respect to imports into the ComEd market. First, I adjusted ATCs between ComEd and its directly interconnected utilities to reflect the impact of the completion of pending transmission upgrades in the ComEd system, which are described in Mr. Naumann's testimony. These transmission upgrades include the construction of two new 345 kV lines between ComEd's Lockport and Lombard transmission substations. Second, I applied a simultaneous available import capability into the ComEd market of 4,500 MW, based on an analysis conducted by ComEd also described in Mr. Naumann's testimony.

Q. HOW DOES YOUR MODEL ACCOUNT FOR THE UNITS THAT COMED HAS DIVESTED TO SOUTHERN, DOMINION RESOURCES, AND EME?

A. As discussed above, ComEd sold the units, but arranged for a buyback of the capacity of the State Line and Kincaid units, in Power Purchase Agreements that last 15 years. My general methodology for dealing with long term power arrangements is to treat the capacity as belonging to the purchaser. I employed that methodology here, assuming that the entire output of the State Line and Kincaid units was available to ComEd when economic.

     The divestitures to EME employed a more complicated buyback arrangement, in which ComEd contracted for the capacity in decreasing amounts over time and retained options to purchase the uncontracted capacity to give it flexibility in meeting uncertain load obligations under its retail access program. As described by Mr. Naumann, EME will have rights to market energy from the units if not used by ComEd.

     For purposes of my market screen analysis, I assumed that ComEd contracts for the full capacity of the units. This is a worst-case scenario that tends to maximize the appearance of concentration in the markets and maximize any market power problem relating to the merger.

     For purposes of my analysis, I treated ComEd's cost of each contract as the variable cost payment that ComEd must make when it nominates energy under the contract. Hence, the EME capacity is treated as controlled by ComEd whenever the variable payment is below 105 percent of the market price. At some price levels and for some contracts, my projected dispatch cost of the units is below ComEd's cost under the contract. Under these circumstances (a market price that is lower than ComEd's contract cost but above the dispatch cost of the units), ComEd would not nominate the output under the contracts and EME would be able to sell the output to other purchasers. In these limited circumstances, I treated the output of the units as controlled by EME.

Q. ARE EXISTING TRANSACTIONS BETWEEN COMED AND PECO IMPORTANT IN YOUR ANALYSES OF THIS MERGER?

A. Yes. As discussed above, a prime concern in merger analysis is that the merger would reduce the number of competitors in a region, allowing the remaining competitors to raise prices above the level that would otherwise have existed. Because all of ComEd's generation is at least three wheels away from PJM, which is a very robust market, there is little basis for concern that elimination of ComEd as a separate competitor in the PJM market will allow Applicants to exercise market power. For similar reasons, PECO's Pennsylvania generation is competitively unimportant in Illinois. However, as I have described above, the pre-merger 300 MW power sale from ComEd to PECO made PECO a competitor in that region./14/

Q.   PLEASE DESCRIBE THE 300 MW SALE FROM COMED TO PECO.

A. PECO has a 10-year 300 MW power purchase contract with ComEd which began in 1997. The point of delivery for the power is the ComEd-AEP interconnect or the ComEd-CIPS (i.e., Ameren) interconnect./15/ ComEd has the right to curtail this transaction in the event it has a capacity emergency in accordance with its Emergency Load Conservation Procedure. In 1999, the transaction was curtailed for only 26 hours. At the option of PECO, ComEd can also re-purchase this energy from PECO, and has

__________________


/14/ Additionally, PECO's ownership interest in the Clinton facility, through its AmerGen affiliate, provides additional generation that PECO could have sold in the ComEd region as a separate competitor if there was no merger. PECO also participates, pre-and post-merger, in the midwestern markets to the extent that its other contracts and owned capacity provide it with deliverable economic capacity.

/15/ PECO informs me that it almost always takes delivery at the AEP interconnect.

     done so./16/ While there is no long-term firm transmission service reservation associated with this transaction, PECO has been using non-firm transmission to move energy from this contract. Year-to-date (through September 1999), 43 percent of the energy from this transaction was delivered to PECO load in PJM. Over the 1997-99 period, 40 percent of the energy was delivered to PECO.

Q.  HOW DID YOU ANALYZE THIS CONTRACT?

A. My analysis treats the 300 MW power contract between Applicants in a manner consistent with other long-term contracts analyzed, namely a transfer of control over generation (in this case 300 MW) from the seller (ComEd) to the buyer (PECO).

     This contract, however, is distinguishable from many typical utility long-term contracts in that the point of delivery is not in the purchasing
                                                     ---
     party's control area. Both as a matter of practice and contract, PECO generally takes delivery of this energy in the AEP control area. Two other factors distinguish this contract, namely ComEd's recall rights and the fact that it has historically re-purchased a portion of the energy from PECO.

     My general practice is to treat power for which control is transferred from the seller to the buyer as located at the contract point of delivery. I deviated from this practice in the case of this contract, and assumed PECO controlled this generation in ComEd's control area. This is conservative in that a larger overlap is assumed to exist between Applicants in the ComEd control area than would otherwise be determined if I treated the 300 MW in either the AEP or Ameren control area, as specified by the contract. Indeed, treating the contract as giving PECO 300 MW in the ComEd market area, rather than the AEP area, is the direct cause of the only screen failures produced by my analysis./17/ The 300 MW of energy is then subject to allocation by limited transmission from ComEd into surrounding

_________________________

/16/ In January-September 1999, for example, ComEd accounted for only 1.6 percent of PECO's sales of the 300 MW. In 1998, in contrast, ComEd accounted for 28 percent. The difference is primarily attributable to the return to service of ComEd nuclear capacity that did not operate for much of 1998.

/17/ Had I treated the contract as being located in the AEP service area, the 300 MW would have had to compete with AEP's capacity (and other capacity that reaches the AEP control area) for available transmission from AEP to ComEd. As a result, it would have been so severely "squeezed" in the proration of available transmission capacity that it would not have caused a screen failure in the ComEd market.

     destination markets./18/ Because PECO takes the energy on an round the clock basis, I assume ComEd supplies the 300 MW from its lowest-cost energy sources.

     As discussed above, Applicants are willing to sell contract rights to the 300 MW to an unaffiliated third party if necessary to obtain merger approval. If the contract rights are sold to a third party, control of the capacity is transferred to that party, and the capacity is no longer controlled by Applicants. I have performed further analyses assuming that the 300 MW have been sold to a third party. Those analyses show that the sale would eliminate any merger-related increases in the Appendix A screen for Economic Capacity.

Q.   HOW DID YOU ANALYZE AMERGEN'S OWNERSHIP OF THE CLINTON PLANT?

A. As discussed above, PECO's subsidiary AmerGen has purchased the Clinton facility from IP, but has agreed to sell 75 percent of the output back to IP through 2004. Consistent with my treatment of other power sale arrangements, I treated the 75 percent as belonging to IP. I treated the remaining 25 percent of the plant (approximately 230 MW) as belonging to PECO in my analysis (even though PECO has only 50 percent ownership in AmerGen). The effect of this assumption is to increase the market concentrations (relative to an assumption that PECO owns only 50 percent of AmerGen), and the merger-related changes in concentrations, in IP and other markets to the south and west of ComEd. However, because the IP market is only moderately concentrated, the change in market concentration arising from the Clinton ownership is not problematic; in the other markets, the change in market concentration arising from the merger is not material. It is possible that some of the Clinton output could be sold into the ComEd market. However, the transmission capacity between IP and ComEd (and, more generally, into ComEd) is limited, and I have treated Clinton identically to all other capacity, pro-rating the amount of that capacity that could be transferred to ComEd, consistent with my general methodology for allocating limited transmission capacity, described in Exhibit No. APP-302. After the pro-rated allocation of capacity, some 30 to

___________________

/18/ One might speculate that this treatment is not conservative in the markets in-between Applicants (particularly the AEP destination market), but as I demonstrate later in my testimony and exhibits, Applicants' overlap in the AEP market is small. Hence, an additional 300 MW controlled by PECO in the AEP market would not be consequential to the HHI screen.

     63 MW from AmerGen's share of the Clinton unit enters the ComEd destination market, depending on the time period and market conditions. This pro-rated allocation of capacity has been factored into the Appendix A study results that I present.

Q. WOULDN'T IT HAVE BEEN MORE CONSERVATIVE TO ASSUME THAT ALL OF AMERGEN'S SHARE OF CLINTON GETS INTO THE COMED MARKET?

A. Yes. However, while I have sought to make conservative assumptions, more likely to amplify than conceal the effects of the merger, "conservative" does not extend to "biased." Simply to assume that AmerGen's share of Clinton is in the ComEd market, as an exception to an otherwise consistent allocation of scarce transmission, would be improper. Any consistent means of transmission allocation that would have brought all of AmerGen's share of Clinton into the market would also have brought in all of Clinton that is not controlled by AmerGen. Such a methodology also would have substituted other nearby and/or low cost generation (depending on the method used) for the generation that my proration method allowed into the ComEd market. Among the losers for any method that brought in all of AmerGen's Clinton share almost certainly would be the share my method allocated to PECO's distant capacity in Pennsylvania.

     Moreover, any paradigm that gets all of Clinton into the market, such as allocating all transmission to the lowest cost suppliers, would mean that if Applicants were to artificially withhold their share of Clinton from the ComEd market, the transmission made available for re-allocation would go to other very low cost generation (e.g., the Callaway station or MidAmerican's share of the Quad Cities plant). While such a substitution would change the HHI calculation, it would not actually change the supply curve of imports into the ComEd area.

Q.   PLEASE DESCRIBE THE 100 MW PATH RESERVATION BETWEEN COMED AND PECO.

A. As discussed above and as described in the testimony of Mr. McDonald, Applicants are prepared to interconnect via a 100 MW firm transmission reservation from ComEd to the PJM border, if required to do so by the SEC.

Q.   HOW DID YOU ANALYZE THIS INTERCONNECTION PLAN?

A. Applicants will use the path when it is economic to do so. When it is not used, it will be re-posted on OASIS by the party that controls the transmission and be made available to other parties. I have modeled both states. To model the effects of the merger when the path is being used, I assumed that, post-merger, Applicants would supply 100 MW of energy to PECO from resources in the ComEd area during all hours./19/ This 100 MW flow assumption has the greatest adverse affect on PJM markets, since it assumes that Applicants' share of such markets is increased by the full amount of the interconnection in all hours. This analysis also takes into account the loop flow effects of the power transfer. It was not necessary to explicitly and separately model the effects of the merger when the path is not being used. When the path is not used, there is no change from the pre-merger case in how Applicants' systems are used or in the flows on the transmission network. Hence, the effects of the merger are limited to combining Applicants' pre-merger shares of each destination market; I calculated these using the pre-merger model runs. By modeling both states, I made the most conservative assessment possible: within ComEd, the most conservative assessment arises when the transmission does not occur as that would increase Applicants' post-merger share of the market within ComEd; to the east of ComEd, the most conservative assessment assumes that the transaction does occur, as that would reduce ATC in the region, reducing the ability of other competitors to serve those areas. Since 100 MW of power is assumed to be transferred from the midwest to eastern PJM, it doubly impacts Applicants' share of PJM markets by increasing their controlled deliverable economic capacity and reducing the transmission available to others.


----------------------

/19/ As discussed infra, when the path is not being used and is posted for reassignment, the post-merger case will look exactly like the pre-merger case, except that Applicants' shares are combined. Hence, the analysis allows the merger to be evaluated under both feasible conditions with respect to the integration path: that it is being used and that it is not.

                  VI.    IMPACT OF THE MERGER ON COMPETITION
                  ------------------------------------------

Q. WHAT SPECIFIC ANALYSES DID YOU CONDUCT TO EVALUATE THE POTENTIAL EFFECTS ARISING FROM THE COMBINATION OF GENERATION ASSETS?

A. Consistent with the guidance in the Merger Policy Statement, I analyzed Economic Capacity and Available Economic Capacity, focusing on the combination of Applicants' generation. Given the status of restructuring in Pennsylvania and Illinois, and more generally, the Economic Capacity analysis is the only analysis relevant to this merger. As discussed infra, the Available Economic Capacity analyses does not provide reliable and useful insight into future market conditions since the native load that distinguishes this analysis from the Economic Capacity analysis is changing at unpredictable rates and in the long run will be eliminated.

     I have not analyzed Total Capacity and Uncommitted Capacity, for two reasons. First, these measures are not required explicitly by the Merger Policy Statement or the NOPR in Docket No. RM98-4-000. Second, in this instance, Applicants are three wheels from one another, which, under the normal application of the Commission's "hub-and-spoke" analysis of Total and Uncommitted Capacity, would result in them not being in the same market.

Economic Capacity

Q.   WHAT DID YOUR ANALYSIS SHOW FOR ECONOMIC CAPACITY?

A. The Economic Capacity analysis confirms that the Applicants' overlap in virtually all destination markets is sufficiently small that the HHI screen is passed readily. The only exception to this conclusion is in the ComEd destination market. In this market, the screen is failed in all time periods except for the highest super-peak period. The screen is passed in this period because, during the highest load hours, ComEd has recalled the 300 MW of capacity that is under contract to PECO pursuant to the terms of that contract. In these highest load hours, PECO does not control the 300 MW pre-merger and, hence, the merger does not reconsolidate the 300 MW with other ComEd-controlled capacity. The only other market in which the HHI increases by more than 50 points is the Illinois Power market, wherein AmerGen's 25 percent of the Clinton unit is located./20/ In this market, the HHI increase is between about 41 to 74 points, with the largest increase in the lower load periods. The Illinois Power market is at most moderately concentrated (HHI between 1,000 and 1,800). Hence, the screen value for the change in HHI is 100 and the screen is comfortably passed.

     Exhibit No. APP-305 shows that Applicants' market shares, pre- and post-merger, in the destination markets around and between them are not large and the overlap is small. Outside of its home market, ComEd's largest share is in the Illinois Power market, with shares ranging from 9 to 14 percent. PECO's share of that market is about 2 percent in all time periods. PECO's largest share is in the PJM-East market, ranging from 16 to 19 percent; ComEd's share of that market is under one percent in all periods. In intervening markets between PJM and ComEd, most of which are only moderately concentrated in most periods, each Applicant's share is well under 10 percent. The typical changes in HHI levels are 20 points or less./21/

Q.   PLEASE DESCRIBE THE RESULTS FOR THE COMED DESTINATION MARKET.

A. Under the base case (i.e., when the 100 MW path is not used), PECO has a pre-merger share of 1.4 - 2 percent in most time periods. In off-peak periods, its share rises to a maximum of 2.3 percent. PECO's share is made up of four elements: (1) the 300 MW of power purchased from ComEd and assumed to reside in ComEd's control area; (2) 30 to 63 MW of power from AmerGen's Clinton plant in Illinois Power's control area that is prorated into ComEd; and (3) between 0 and 51 MW of power from PECO generation in PJM that is economic and deliverable (after proration) into the ComEd market.

     ComEd has a 63 to 76 percent share of this destination market, consisting of currently owned generation and contract rights and about 500 MW of owned or contracted


----------------------------

/20/ There is one minor exception, for one time period in the CILCO market
     (winter off-peak), where the HHI change is 60 points in a moderately concentrated market (HHI of 1118).

/21/ The exception is the NIPS destination market, where ComEd has a share of up to 13 percent but PECO has a share of 1.5 percent or less. The HHI changes are 34 points or less in a moderately to highly concentrated market.

     generation expected to be on-line by 2001./22/ Other local generation within ComEd's control area includes small amounts owned by ComEd TDUs and about 1,700 MW of merchant generation./23/ Imports from ECAR, MAIN and MAPP are approximately 4,500 MW, the simultaneous limit imposed into ComEd./24/

Q.   PLEASE SUMMARIZE THE HHI RESULTS FOR THE COMED DESTINATION MARKET.

A. These are shown in the table below; as described above, these results reflect analyses assuming (1) no additional flows between PECO and ComEd and (2) the 100 MW firm transmission path.

----------------------------------------------------------------------------------------------------------------------------
    ComEd Market                                        Pre-Merger                               Pre-Mitigation
                                                                                                   Post-Merger
----------------------------------------------------------------------------------------------------------------------------
                                                                                          No Firm      100 MW Transmission
                                                                                        Transmission      ComEd to PECO
                                                                                           Path
----------------------------------------------------------------------------------------------------------------------------

   Economic Capacity         Market          ComEd          PECO               Delta HHI      Merged              Delta
                             Price          Market         Market      HHI       (2AB)        Market     HHI       HHI
                            ($/MWh)         Share          Share                              Share
 ---------------------------------------------------------------------------------------------------------------------------
Summer Super Peak             $100            75.7%         0.10%      5791         15          75.4%      5755       -37
----------------------------------------------------------------------------------------------------------------------------
Summer Super Peak               75            73.1%         1.40%      5419        205          74.1%      5562       142
----------------------------------------------------------------------------------------------------------------------------
Summer Super Peak               50            73.2%         1.40%      5429        205          74.2%      5572       143
----------------------------------------------------------------------------------------------------------------------------
Summer Peak                     30            63.8%         1.40%      4238        179          64.8%      4368       130
----------------------------------------------------------------------------------------------------------------------------
Summer Off-Peak                 20            71.0%         1.80%      5136        256          72.2%      5313       178
----------------------------------------------------------------------------------------------------------------------------
Winter Super Peak               25            65.9%         1.50%      4504        198          67.0%      4647       143
----------------------------------------------------------------------------------------------------------------------------
Winter Peak                     20            73.2%         1.80%      5407        264          74.5%      5602       194
----------------------------------------------------------------------------------------------------------------------------
Winter Off-Peak                 15            67.7%         2.00%      4657        271          69.2%      4861       204
----------------------------------------------------------------------------------------------------------------------------
Shoulder Super Peak             40            66.0%         1.40%      4453        185          67.1%      4587       134
----------------------------------------------------------------------------------------------------------------------------
Shoulder Peak                   25            63.4%         1.70%      4179        216          64.5%      4329       149
----------------------------------------------------------------------------------------------------------------------------
Shoulder Off-Peak               15            64.6%         2.30%      4254        297          66.3%      4478       224
----------------------------------------------------------------------------------------------------------------------------


-----------------------------

/22/ As noted earlier, approximately 300 MW of these purchases are assumed to come from a planned unit for which no contract exists. This pre-supposes that between now and 2001, ComEd will contract for additional generation to meet potential load requirements.

/23/ I discuss the planned generation in ComEd's control area in Exhibit No.
     APP-302. As I describe there, all of these units are either under construction or have passed sufficient project, financing and regulatory hurdles such that an in-service date by 2001 is considered highly probable.

/24/ When the 100 MW transfer from ComEd to PECO is being modeled, ComEd's simultaneous import capability increases by 100 MW to 4,600 MW.

Q. DO THE HHI RESULTS FOR THE COMED MARKET ACCURATELY REFLECT THE POTENTIALLY ADVERSE IMPACT OF THE MERGER ON THE CURRENT WHOLESALE CUSTOMERS IN THE COMED AREA?

A. This result is highly conservative in the way in which the PECO contract is modeled. As discussed earlier in my testimony, the 300 MW contract is for delivery in AEP or Ameren. Had I treated it in a manner that mirrors the contract, PECO as the owner of the contract would have been allocated only a prorated share of the available transmission back into ComEd. The more conservative treatment that I used assumes that all of the 300 MW competes in the ComEd market without the cost or limits of the transmission system. This reflects the fact that, in selling the capacity back to ComEd, PECO can, and has, "booked out" the purchase against a sale back to ComEd. This could not be done in selling the power to any party other than ComEd./25/ Hence, my treatment of the contract materially overstates PECO's role as a seller to any wholesale purchaser in the ComEd control area other than ComEd itself.

     ComEd's current wholesale customers include TDUs with aggregate demand that is small relative to the amount of potentially available supply. To the extent these TDUs are served under multi-year contracts (see Ms. Juracek's testimony), they are insulated from any potential increase in market price due to the hypothetically enhanced ability of Applicants to raise prices post-merger./26/ Also, to the extent such customers are under contract, their ability to access competing suppliers is only theoretical, not real. In any event, assuming that TDUs are free to shop for power, the competitive conditions that they face will be identical for the ComEd control area.


--------------------------
/25/ While PECO could, in effect, book out purchases against other parties, it still would be required to take delivery of the energy at the AEP or Ameren border. With ComEd, the energy never leaves the ComEd control area with a bookout.

/26/ Three of ComEd's six TDUs can have some of their requirements supplied competitively in 2000-2001.

Q. DO YOUR ECONOMIC CAPACITY RESULTS CHANGE SIGNIFICANTLY WHEN YOU ASSUME ADDITIONAL INTERCONNECTION BY A FIRM 100 MW WEST TO EAST TRANSMISSION PATH?

A. No. These results are shown in Exhibit No. APP-306. There are two potential affects from the 100 MW path. First, when the path is being utilized, Applicants' amount of capacity controlled in the ComEd market is decreased by 100 MW and their controlled capacity in the PECO system is increased by 100 MW. Second, again during the times when the path is being utilized, there will be merger-related changes in power flows that can affect the transmission system in a way that either increases or decrease concentration in Applicants' markets or in other markets.

     The first of these effects reduces merger-related increases in concentration within the ComEd, market, the only market in which there are screen failures. Since my overall analysis also considers the case where the path is not used, I do not rely on this path-related deconcentration in reaching my conclusions. Use of the path increases the effect of the merger on PJM-East relative to the base case; however, the increase is slight and the maximum merger effect on the PJM-East market remains at under 32 points of HHI increase, far below the 100 point threshold for a moderately concentrated market.

     Loop flow effects arising from the use of the 100 MW path were analyzed by Applicants' engineering staff and are addressed in Mr. Naumann's testimony. I utilized his analytic results to determine the change in the non-firm ATCs that would result from the path utilization and the consequent affects on market concentration. Specifically, and as he recommended in his testimony, I adjusted the path ATCs by the amount of the change in FCITCs that his load flow studies produced as a consequence of assuming the flow of 100 MW from ComEd to PJM-East. As he describes, the loop flow effects moderately deconcentrate the ComEd market and have minor effects on transmission in between the ComEd and PJM-East markets. In some intervening markets, a reduction in ATCs arising from the 100 MW path has a slight concentrating effect. However, in no case does the integration path create a screen failure. Quite simply, since the merger, without the 100 MW transfer, has such a slight effect on intervening markets, the reduction in ATC available to others due to the assumed transfer of 100 MW does not cause any screen violations.

Q. IS THE MERGER LIKELY TO CAUSE ANY LARGER INCREASES IN POWER TRANSFERS THAN THE 100 MW THAT YOUR ANALYSIS EXAMINES?

A. No, not appreciably. Recall that PECO already has the right to take 300 MW of energy from ComEd in the AEP market area. PECO's use and disposition of this energy has varied depending on market conditions. For example, in 1998 only 17.5 percent of energy taken under the contract was actually delivered to PJM and PECO whereas in 1999 (through September), 43 percent of it was delivered to PJM and PECO. In the future, as in the past, the Applicants will dispatch energy from ComEd to PECO only when it is economic to do so. The fact that ComEd has not found PECO (or PJM) to be its highest value market, and hence has made only small sales on its own account to PJM, coupled with the fact that PECO itself has sold little more than 100 MW of its 300 MW of ComEd energy into PJM (on average) suggests that the degree to which the merged company can expect to transfer energy from west to east will typically be in the range of around 100 MW, plus or minus. In this context, it also is notable that the cost of transferring power will change only modestly on the basis of tariff changes arising from the new ISOs. PECO already is a member of PJM. ComEd is already directly connected to AEP and its sales to the east will not benefit from a reduction in pancaking once the MISO becomes operational. Assuming that the Alliance RTO is formed and has a non-pancaked rate, transfers from ComEd to PJM would face one less wheeling charge (at least for power sent via AEP and Virginia Power or FirstEnergy), but so will other MISO members as well as power from AEP and the Michigan utilities.

Q. PLEASE DESCRIBE HOW THE MITIGATION THAT APPLICANTS HAVE OFFERED AFFECTS THE HHI RESULTS FOR ECONOMIC CAPACITY IN THE COMED MARKET.

A. As described in the Application, Applicants have stated their willingness to sell the 300 MW PECO contract that is the principal cause of the screen failure to a third party should the Commission deem it necessary. This mitigation eliminates the screen violations in all time periods as shown below.


---------------------------------------------------------------------------------------------------------------------
    ComEd Market                                           No Firm Transmission Path       100 MW Transmission
                                                                                              ComEd to PECO
---------------------------------------------------------------------------------------------------------------------
                                                              Pre-            Post-          Pre-           Post-
                                                           Mitigation      Mitigation     Mitigation     Mitigation
---------------------------------------------------------------------------------------------------------------------

  Economic Capacity                Market        Pre-       Delta HHI      Delta HHI      Delta HHI      Delta HHI
                                   Price        Merger
                                  ($/MWh)        HHI
---------------------------------------------------------------------------------------------------------------------
Summer Super Peak                   $100           5791           15             20            -37            -37
---------------------------------------------------------------------------------------------------------------------
Summer Super Peak                     75           5419          205             19            142            -36
---------------------------------------------------------------------------------------------------------------------
Summer Super Peak                     50           5429          205             19            143            -36
---------------------------------------------------------------------------------------------------------------------
Summer Peak                           30           4238          179             18            130            -31
---------------------------------------------------------------------------------------------------------------------
Summer Off-Peak                       20           5136          256             29            178            -41
---------------------------------------------------------------------------------------------------------------------
Winter Super Peak                     25           4504          198             21            143            -32
---------------------------------------------------------------------------------------------------------------------
Winter Peak                           20           5407          264             38            194            -31
---------------------------------------------------------------------------------------------------------------------
Winter Off-Peak                       15           4657          271             57            204            -8
---------------------------------------------------------------------------------------------------------------------
Shoulder Super Peak                   40           4453          185             18            134            -37
---------------------------------------------------------------------------------------------------------------------
Shoulder Peak                         25           4179          216             22            149            -38
---------------------------------------------------------------------------------------------------------------------
Shoulder Off-Peak                     15           4254          297             66            224             -2
---------------------------------------------------------------------------------------------------------------------

     In the base case, the change in HHI falls to about 20 points in all but off-peak periods. In off-peak periods when the market price is assumed to be only $15 per MWh, the change in HHI is 57 and 66 points. This is above the level that is presumed to not create a market power issue in the Merger Guidelines, but below the level that is presumed to create a failure, a "gray area" in the Merger Policy Standards. Since this condition occurs only in the lowest priced period, during which there is substantial competing capacity,/27/ the "gray area" result does not signal a market power problem.

     The merger, with mitigation, slightly deconcentrates the ComEd destination market if the 100 MW transmission path is used. This result occurs because Applicants reduce controlled generation by 400 MW (sale of the contract plus the 100 MW transfer), and the market size increases slightly by 100 MW (the export of 100 MW from the ComEd control area allows an extra 100 MW of import capability). As noted previously, my conclusions concerning the effects of the merger on midwest markets do not rely on the


------------------------

/27/ Prices at the level that give rise to the "gray area" result typically occur only during overnight periods in off-peak seasons. During such hours, there is a great deal of inflexible plant, such as baseload coal, that is at or near minimum load. (Minimum load levels are typically 15 to 25 percent of full load capability for fossil steam plant.) This minimum load amount is producing energy and, hence is "in the market" even if the variable cost of the units is below the market price, since running, even at a loss, is necessary if the plant is to be available during higher priced daytime periods. Moreover, plant producing at minimum load can quickly increase output if prices rise. Hence, any attempt to raise prices would attract very rapid and substantial competition.

     deconcentrating effects of the power transfer. The effect of mitigation on all other markets is shown in Exhibit APP-307. Since there are no pre-mitigation failures in markets other than ComEd, there also are no failures post-mitigation.

Sensitivities

Q.   PLEASE DESCRIBE THE EFFECTS OF THE SENSITIVITY ANALYSES YOU UNDERTOOK.

A. As I described earlier, I performed two sensitivity studies. For purposes of these sensitivities, I analyzed only a subset of the destination markets, consisting of ComEd's control area and the PJM markets; historic overlapping markets in between ComEd and PECO; and control areas impacted by the 100 MW path. I analyzed 15 such destination markets./28/

     In the first sensitivity study, I assumed that full TTCs, rather than ATCs, were available to interconnect markets. See Exhibit No. APP-308.

     In the second sensitivity study, I assumed zero transmission rates, as a limiting case showing the effects of market enlargement on the competitive effects of the merger. See Exhibit No. APP-309.

     My conclusions are further supported by these sensitivity analyses. While the absolute numbers reflected in these sensitivities differ slightly from those of my base case and 100 MW flow case, my conclusions remain robust. Indeed, in most cases, the merger causes still smaller increases in HHIs than in my main cases. These cases were designed to investigate whether future changes in the tariff structure and reservation practices of RTOs that increase transmission capability and make distant suppliers, such as the Applicants, more closely competitive. The fact that these sensitivities show no adverse effect means that my conclusions are likely to remain robust as market institutions change.


--------------------

/28/ These include ComEd, four PJM markets, IP, NIPS, AEP, VP, APS, FirstEnergy,
     MECS, CPL, TVA and DLCO.

Available Economic Capacity

Q. HAVE YOU ALSO ANALYZED THE EFFECTS OF THE MERGER ON AVAILABLE ECONOMIC CAPACITY?

A. Yes. However, I believe that this analysis is of at best limited value and should not be relied upon in assessing the future effects of the merger on competition.

Q.   WHY SHOULD THE AVAILABLE ECONOMIC CAPACITY ANALYSIS NOT BE RELIED UPON
     HERE?

A. Order No. 592 indicates that the merger analysis is intended to be forward looking. Available Economic Capacity analysis differs from the Economic Capacity analysis solely in that native and requirements customer loads are deducted from the resources controlled by each supplier. Capacity required to meet native load is deducted from the resources available from each supplier on the assumption that only its higher cost remaining resources are available to sell into the market. As the Order recognizes, under conditions of full retail access, all capacity is in the market, in which case the Available Economic Capacity analysis becomes identical to the Economic Capacity.

     From a market power perspective, any valid information that the Available Economic Capacity analysis provides incrementally to the Economic Capacity analysis depends on at least two assumptions. First, the capacity that serves native load is not available to make sales in the market-priced wholesale market and its control by a supplier cannot affect the wholesale market. Second, the capacity that is sold to native load customers is insulated from any increase in prices in the competitive part of the market. Neither assumption is wholly true. Most importantly, if (as is the case with the Available Economic Capacity analysis) the competitive supply is treated as a residual after individual suppliers' native loads are met, the withholding of any capacity, whether "dedicated" to native load or not, nevertheless affects prices in the competitive market. Second, depending on the precise nature of state regulation (for example, whether there are long term rate freezes or frequent rate cases, whether there is a fuel and purchased power adjustment clause, whether margins on wholesale sales offset retail revenue requirements), the existence of native load may variously impede, contribute to or be neutral with respect to the possible exercise of market power in wholesale power markets.

     If these were the only problems with Available Economic Capacity as a measure of participation in wholesale markets, then it still might have considerable value if native load requirements and the amount of capacity controlled by suppliers could be predicted with the level of confidence that was feasible only a few years ago. However, the transition to retail access that is occurring throughout the country means that a forward looking analysis of Available Economic Capacity is necessarily fraught with assumptions and transitory in relevance. Moreover, a merger policy that relies on it will give perverse signals to utilities from the point of view of public policy. A utility that builds new merchant capacity, thereby increasing market supply, may find itself with an Available Economic Capacity "problem" in a market where little such capacity exists and any new supplies clearly are pro-competitive. Similarly, a utility whose policies create a rapid success of competing retail access providers may find that it has created an Available Economic Capacity problem for itself as a result. A merger policy that penalizes suppliers for such pro-competitive activities would be counter-productive.

Q.   WHY IS AN ANALYSIS OF AVAILABLE ECONOMIC CAPACITY SPECULATIVE?

A. I, and other practitioners, have interpreted Order No. 592's definition of Available Economic Capacity as being net of load served under state regulation. As retail access reduces the amount of load retained by the historic provider as a regulated utility,/29/ the amount of that utility's Available Economic Capacity increases. Hence, any forward-looking analysis of Available Economic Capacity depends on a forecast of the pace of retail access for each supplier in the market, an inherently speculative undertaking.

     The amount and ownership of Available Economic Capacity depends also on the divestiture plans of utilities and the nature of take-back contracts and other contracts

___________________

/29/ It is not clear whether load served by an unregulated subsidiary of the formerly-load serving utility should be deducted. On the one hand, the load such an affiliate serves requires purchases from the market. Hence, in deciding whether an action to increase market prices is profitable, a generation owner would take such contractual responsibilities into account in much the same manner as its remaining native load responsibility. However, load served by an affiliate is not subject to state regulatory pricing rules.

     entered into by the buyer. Clearly, divestiture plans for the future are not knowable and, as recent experience shows, utilities can change their plans quickly. Even if the period being analyzed is relatively near into the future, so that the amount of divestiture can be projected with some confidence, the existence, control, and pricing provisions of associated contracts may not be known.

     Of course, any forecast contains elements of uncertainty. But in the case of Available Economic Capacity, which is a residual market after native load requirements are taken into account, small changes in assumptions about loads and the control of capacity can have quite magnified impacts on market shares and market concentration. Yet, the underlying supply and demand for power in the region is wholly unaffected by either the pace of retail access or the transfer of generation and contracts among parties.

Q.   WHY IS ANY ANALYSIS OF AVAILABLE ECONOMIC CAPACITY TRANSITORY IN ITS
     MEANING?

A. Because the results of the analysis are so dependent on the balance between the pace of retail access and asset dispositions, any result, even if correct for a particular year, will be incorrect for the following year. PECO's retail access is well advanced. Other PJM utilities also are undergoing retail access. Some have sold significant generation with very short term take-back contracts. Some divested generation that initially is not subject to take-back contracts will be committed to long term sales. PECO's share of the PJM Available Economic Capacity "market", and the market HHI, will change substantially from year to year. This is far less true for Economic Capacity.

     ComEd has just begun its retail access. At this point in time, the amount of access that will occur is highly uncertain. Moreover, to preserve its ability to serve retained load, ComEd has retained various option rights to the plants it has divested to EME. The extent to which it will exercise those rights depends significantly on the pace of retail access. Both the amount of retained load and the amount of capacity that is deemed under ComEd's control will, therefore, change from year to year. Its Available Economic Capacity, being determined by the balance between the two, will change even more dramatically and unpredictably. Other utilities that are beginning, or will soon begin retail access in the region, will also experience substantial changes in their Available Economic Capacity.

Q. THESE CAVEATS NOTWITHSTANDING, HAVE YOU PROVIDED AN AVAILABLE ECONOMIC CAPACITY ANALYSIS?

A. Yes. The results of the analysis are shown in Exhibit No. APP-310 for both the base case and the case that assumes a 100 MW west-to-east interconnection path.

Q.   WHAT DID YOU ASSUME IS THE LEVEL OF RETAIL ACCESS IN YOUR ANALYSIS?

A. I assumed that each utility retains its full, historic load responsibility. In a slightly different context,/30/ the Commission has indicated its distaste for hypothetical assumptions about the extent of retail access in markets where such access has begun. To avoid such hypothetical assumptions, I simply have assumed that retail access will not materially affect the amount that the various suppliers can make available to the wholesale market. In the midwestern markets that are most likely to be problematic based on the Economic Capacity analysis, retail access either has not yet begun or is just now beginning. Hence, the zero access assumption for suppliers to these markets likely is not far off the mark.

Q.   WHAT DOES THIS ANALYSIS SHOW IN TERMS OF THE EFFECTS OF THE MERGER?

A. The base case analysis shows that, as was the case with Economic Capacity, the problem market is the ComEd market. For the 451 other markets-time periods analyzed, there are a total of 10 screen failures. No market has more than one failure. In the majority of cases, concentration in the market in which the failure occurs is at the low end of the moderately concentrated range (post-merger between 1,000 and 1,200) and the change in HHI barely exceeds 100 points.

_____________________

/30/ EME Homer City Generation, L.P., 86 FERC (P) 61,016 (1999).

     In the analyses incorporating the 100 MW path there are a few more failures (a total of 20) and a somewhat different pattern in terms of geography and time periods. For example, there are a number of screen failures in SERC. In the 100 MW case, there also are a number of markets in which the HHI is reduced by significant amounts. In some SERC markets, remote from both Applicants, there are both screen failures and HHI reductions of comparable magnitudes in the same market in different time periods./31/

Q. DOES THE SALE OF THE 300 MW CONTRACT TO A THIRD PARTY ELIMINATE THESE SCREEN FAILURES?

A. The majority are eliminated, including most of the failures in the ComEd market. These results are contained in my workpapers.

Q.   WHAT DO YOU CONCLUDE FROM THIS ANALYSIS OF AVAILABLE ECONOMIC CAPACITY?

A. There are a few, mostly marginal screen failures scattered around various markets with no systematic pattern, except in the ComEd market that is the focus of the mitigation that Applicants have offered. In view of the nature of the screen failures and the significant concerns that I have identified about performing or relying on the Available Economic Capacity analysis, I do not believe that these screen failures demonstrate any competitive harm arising from the merger./32/

Applicants' Lack of Control Over Withdrawable Capacity

Q. IN YOUR SUMMARY, YOU INDICATED THAT APPLICANTS CONTROL DISPROPORTIONATELY SMALL SHARES OF CAPACITY THAT CAN BE

______________________

/31/ Some of these results illustrate the extent to which the Available Economic
     Capacity test can produce misleading results. For example, in the Duke market, one of the most heavily nuclear markets in the United States, PECO is one of only two suppliers, and has a share of over 90 percent in the shoulder off-peak period. This is because there is so little low cost capacity not required to meet native load of its owners (such load being assumed to be served by the lowest cost resources) that PECO's "uncommitted" resources from the Clinton nuclear plant and the 300 MW purchase from ComEd that I model with a zero price are about the only Available Economic Capacity that can economically reach the Duke market at a price near $15/MWh. However, it is obvious that a few hundred MW of such capacity does not determine the market price in the Duke control area (several hundred miles away) during off-peak periods.

/32/ Notably, all but three of the 20 screen failures in Available Economic
     Capacity are eliminated by the mitigation offered by Applicants, and, the other three failures occur in markets that are only moderately concentrated.

     WITHHELD TO INCREASE PRICES AND THAT THE MERGER DOES NOT CONCENTRATE THE OWNERSHIP OF SUCH CAPACITY. WHY IS THIS RELEVANT TO THE ANALYSIS OF THIS MERGER?

A. The only way in which a generator, or group of generators, can increase prices is by reducing the supply that is available at a given price. This "withholding" of capacity can be achieved either by simply not making the capacity available or by offering the capacity at a price higher than it would be offered at under competition.

     Capacity that is out of the market (has an incremental cost that is higher than the market price) cannot be effectively withheld, since such capacity is not relevant to price determination - it is not part of economic supply whether withheld or not. Capacity that has a cost that is well below the market price can, other things equal, be withheld. However, the lower the variable cost of producing energy from a given plant, the less likely it is that withholding capacity from that plant is profitable.

     This can be demonstrated by example. Suppose that a generator has 2,000 MW of economic capacity with a variable cost of $20 per MWh and that the competitive price is $25 per MWh. The contribution to fixed costs and profit is thus $5 times 2,000 MWh, or $10,000 per hour. Suppose also that by withholding 500 MW of capacity (or bidding it at a price of $28 per MWh or higher) it can drive the price to $28 per MWh. The contribution is now $8 times 1,500 or $12,000 and the action is profitable.

     Now suppose the same set of facts except that the variable cost of the plant is $10 per MWh. If bid competitively, the contribution is $15 times 2,000 MWh or $30,000. Removing sufficient economic capacity to raise the market price to $28 per MWh (again, 500 MW in this example) results in a contribution of $18 times 1,500 MWh, or $27,000 and the action is unprofitable.

     As the example demonstrates, the profitability of withholding capacity depends on two factors: a) the profits lost on each MW withheld and b) the number (or proportion) of MW that must be withheld to achieve a given increase in price. Point a) means that deep baseload plant, which has higher contribution margins than plant with higher variable costs, is more difficult to withhold profitably. Point b) means that it is more difficult to withhold plant profitably when prices are such that the merit order is flat (as it is during low and moderate load periods) compared to when the merit order is steep (high load periods when transmission may be constrained and when only high variable cost capacity competes to set market prices).

Q. DO APPLICANTS CONTROL SIGNIFICANT AMOUNTS OF PLANT THAT IT IS LIKELY TO BE PROFITABLE TO WITHHOLD?

A. Generally speaking, no. ComEd in particular controls little such plant as a result of the divestiture of its fossil units, The merger does not result in a problematic concentration of control over economically withdrawable plant.

Q.   WHAT ARE THE RELEVANT CHARACTERISTICS OF PLANT CONTROLLED BY COMED?

A. ComEd controls its nuclear plants./33/ Since it has full dispatch rights for the Kincaid and State Line plants that it has divested, I assume that it also controls them. Mr. Naumann discusses ComEd's control, or lack thereof, over the balance of its previously owned fossil plant that is being sold to EME in his testimony. For purposes of my analysis, I concluded that since ComEd does not operate the divested plant, the amount that it can be said to control, in the sense of being able to withhold it from the market, is limited to, at most, the Kincaid and State Line stations and the portion of the capacity being sold to Edison Mission identified by Mr. Naumann in his testimony.

     Exhibit No. APP-311 shows the plants controlled by ComEd and by PECO, together with regional amounts of plants controlled by others. ComEd controls about 9,000 MW of nuclear plants (and the low-cost Kincaid and State Line plants) with a dispatch cost below $15 per MWh./34/ It controls no generation between $15 and $25 per MWh, and less than 500 MW of plant with a dispatch price between $25 and $30 per MWh./35/

________________________

/33/ I assume, for these purposes, that ComEd and PECO both control (and could withhold) their shares of jointly owned plant. In practice, the unilateral withholding of a share of a jointly owned plant, particularly a nuclear plant, may not be feasible.

/34/ All plant ratings and dispatch costs in the table are from the Appendix A analysis database. Plant ratings are summer values and are derated for forced outages. Variable costs include fuel and variable O&M.

/35/ The almost 500 MW of ComEd generation priced at $25 to $30/MWh in Exhibit
     No. APP-311 represents planned affiliated merchant generation and other purchases from planned units. This is a conservative estimate

                                                                   Page 48 0f 53

     Both system lambda data and reported market price data from Power Markets Week indicate that off-peak prices in MAIN typically are about $15 per MWh. (See Exhibit No. APP-312.) Prices commonly are below $30 in most other hours except in peak hours in the summer and super-peak hours in shoulder months. Indeed, in the ComEd control area in 1998, system lambdas were above $30 in less than 300 hours (3 percent of the time). Thus, ComEd controls only about 1,500 MW (the Kincaid and State Line units) that is near-marginal in off-peak hours, 500 MWh of potential future generation that is near-marginal when prices are closer to $30 per MWh, and only a portion of the capacity sold to EME as near-marginal capacity in the summer super-peak hours when prices can rise rapidly in response to relatively small changes in load or capacity./36/

Q. CAN YOU RELATE COMED'S CAPACITY IN THESE PRICE BANDS TO THE CAPACITY CONTROLLED BY OTHERS IN ITS AREA?

A. Yes. If I define a market area composed of ComEd and its first tier interconnections, ComEd has a 17 percent share of the deep baseload capacity. This is the capacity that is least capable of being economically withheld. Its share of $20-30 capacity is 16 percent and its share of capacity above $30 is 13 percent.

Q. ARE THERE ANY OTHER CHARACTERISTICS OF COMED'S CAPACITY THAT MAKE IT DIFFICULT TO WITHHOLD?

A. Yes. Seventy percent of its controlled capacity is nuclear. As discussed by Mr. Naumann, nuclear plant has very long cycle times (i.e., slow rates for increasing and decreasing power levels), creating severe economic penalties for withholding generation. Moreover, nuclear plant is subject to close oversight by the NRC.



________________________________________________________________________________

     of ComEd's future generation/purchase additions for 2001. I am informed that, as of this date, only 62 or 63 MW of this generation is committed for 2001.

/36/ In reviewing the material in Mr. Naumann's testimony, the Commission should bear in mind that because of operational issues, such as the need to maintain a margin of quick reaction reserves, the stated capacity of peakers materially overstates their ability to produce energy in normal conditions.

Q.   DOES PECO ALSO HAVE CAPACITY THAT IS DISPROPORTIONATELY DEEP BASELOAD?

A. Yes, albeit to a lesser degree. Almost half of PECO's capacity is nuclear. This, along with low-priced fossil and purchase contracts, constitutes 8 percent of the capacity with dispatch prices below $15 per MWh in the region consisting of itself and its first tier interconnections. It has 2 percent of the capacity in the $15-20 dispatch cost range, one percent of the capacity dispatched at between $20-25, and 5 percent of the capacity in excess of $30 per MWh.

Q. YOU INDICATED THAT COMED WILL NOT CONTROL SIGNIFICANT AMOUNTS OF PLANT THAT, AS A HYPOTHETICAL MATTER, MIGHT PROFITABLY BE WITHHELD IN ORDER TO INCREASE PRICES. MIGHT IT NOT BE THE CASE THAT COMBINING THE COMED DEEP BASELOAD PLANT WITH PECO'S LARGER AMOUNTS OF CYCLING PLANT INCREASES PECO'S INCENTIVE TO INCREASE PRICES?

A. That is a hypothetical possibility. However, because of the distance between PECO and ComEd, the withholding of PECO capacity could increase the value of ComEd generation only if the withholding affected prices over a very wide area. At a bare minimum, this area would have to encompass PJM, ECAR and MAIN. As can be computed from Exhibit No. APP-311, Applicants control only 9 percent of the capacity in this region and only 8 percent of the capacity with dispatch prices above $30 that is marginal or near-marginal at times conducive to price spikes. Applicants' market share is greatest in the $25-30 band, still only about 20 percent, and their share of economic capacity at such prices is in this market area is less than 10 percent. Moreover, PECO's mid-merit capacity is on the eastern edge of this large region, whereas ComEd's capacity is on the western edge. If PECO were hypothetically to drive up prices in eastern PJM by withholding capacity, any transmission constrain between ComEd and PECO would disconnect the prices in the PECO and ComEd regions./37/

__________________________

/37/ Nodal prices in the PJM power exchange demonstrate this effect. When there is a constraint between PJM-East and other parts of PJM, prices in the east and prices for power in other regions (and for power imported from

Q. WHAT DO YOU CONCLUDE FROM THIS ASSESSMENT OF THE TYPES OF GENERATION CONTROLLED BY APPLICANTS?

A. The merger does not materially increase concentration of control over the types of generation most likely to be withdrawn in order to increase prices. Hence, it does not increase Applicants' ability to increase prices. Because of the geographic distance between PECO's mid-merit generation and ComEd's generation, any hypothetical ability that PECO might have to increase prices in PJM-East would be unlikely to have a significant effect on prices received for output from the ComEd facilities in Illinois. Hence, the merger has little effect on the incentive to increase prices.

Other Potential Market Power Issues

Q. ARE THERE ANY OTHER ISSUES THAT WOULD AFFECT COMPETITION IN THE RELEVANT MARKETS?

A. As noted earlier, I have not formally analyzed competition in long-term markets which the Commission has found to be presumptively competitive (although I discuss entry in this section as well). The possible exceptions to this presumption arise from vertical issues -- control over transmission, sites or fuels supplies, that might block entry in the long term.

Q. WHAT IS THE ISSUE CONCERNING AN APPLICANT'S CONTROL OVER ESSENTIAL FUELS OR DELIVERY SYSTEMS?

A. In the context of long term capacity markets, the issue is whether the merging parties can foreclose or impede the entry of competing generators.

Q. DO THESE APPLICANTS HAVE THE ABILITY TO FRUSTRATE ENTRY DUE TO THEIR CONTROL OVER FUELS OR FUEL DELIVERY SYSTEMS?

A. No. PECO Energy Distribution is an LDC covering a limited area in Eastern Pennsylvania. Its larger customers of the type that would include even small electric

________________________________________________________________________________

     the west of PJM) are disconnected. Any action taken to further increase prices in the east will have no effect on prices beyond the constraint.

     generators are free to purchase their own gas supplies. PECO has offered transportation services to its larger commercial and industrial customers since 1985. Currently over 700 customers obtain their gas commodity from third party suppliers. Beginning in July 2000, PECO Energy will offer transportation services to all customers, including residential customers.

     PECO's LDC activity is easily bypassed by large customers. While PECO Energy is permitted to discount its transportation rate to meet competitive pressures, there are a number of customers on PECO's system who have opted to bypass the utility completely and connect directly to an interstate gas pipeline (e.g., Sun Oil and Tosco). Existing larger customers often use the threat of bypass to achieve reduced rates (e.g., Lukens Steel, USX, PQ Corporation and PECO's own Eddystone and Cromby generating stations) and PECO is currently in active negotiations with several other customers (e.g., the Merck IPP and Smith Kline Beecham.) As noted earlier, PECO provides gas distribution service to only one electric generator, a 28 MW facility owned by Merck. Newly built facilities could readily avoid PECO's small service area or connect directly to an interstate pipeline.

Q.   ARE THERE ANY OTHER VERTICAL ISSUES OF CONCERN IN THIS MERGER?

A. No. This merger should raise no other vertical market power concerns. PECO has already turned the operational control of its transmission system over to a the PJM ISO. ComEd has committed to join the MISO and to creating an independently owned and governed institution under MISO to which it will turn over its retained control area operator functions. Further, Commission Orders No. 888 and 889 ensure that transmission owners such as Applicants will not be able to foreclose access to any essential transmission facilities, including connecting new merchant plants to their grids. Normally and in the absence of special circumstances, the Commission has found that ISO commitments are sufficient to extinguish vertical market power issues arising from control of transmission. More specific reasons why Applicants cannot exercise vertical market power by control over transmission are discussed extensively by Mr. Naumann.

Q.   DO APPLICANTS EXERCISE CONTROL OVER THE AVAILABLE GENERATION SITES?

A.   No.  I was unable to identify any special barriers to entry in this regard.

     The geographic areas served by these Applicants are relatively small and the geographic area that must be included in any market definition that contains both Applicants encompasses quite a large region and includes many control areas. Entrants who could compete in areas potentially affected by this merger would not need to locate new facilities in Applicants' service areas or connect to Applicants' transmission systems. In any event, Applicants' open access transmission, overseen by the Commission, and their ISO membership and commitments should moot any concerns in this regard.

Q. EARLIER, YOU STATED THAT THE COMMISSION HAS FOUND LONG-TERM MARKETS TO BE PRESUMPTIVELY COMPETITIVE. PLEASE ELABORATE.

A. In Order No. 888, the Commission in referring to a decision in Entergy Services, Inc., noted that "after examining generation dominance in many different cases over the years, we have yet to find an instance of generation dominance in long-run bulk power markets."/38/ In the Merger NOPR, the Commission stated that "[a]s restructuring in the wholesale and retail electricity markets progresses, short-term markets appear to be growing in importance. The role of long-term capacity markets appears to be diminishing."/39/

Q. IS THERE ANY EVIDENCE THAT THERE WILL BE ENTRY INTO THE MAIN, PJM AND IN-BETWEEN ECAR AND SERC MARKETS WITHIN THE NEXT FEW YEARS?

A. Yes. First, entry can be accomplished in far shorter periods of time than were required with the large coal and nuclear generation facilities that used to be the chosen technology. According to the Department of Energy, conventional and advanced combined cycle

________________________

/38/ Order No. 888 at 31,649 n.86 (citation omitted).

     generating units have a lead time of three years, and combustion turbines (i.e., peaking capacity) have a lead time of only two years./40/ The Elwood and Rocky Road merchant plants were installed in less than two years on the ComEd system.

     There is substantial evidence that additional entry will occur. I identified more than 50,000 MW of planned new generating capacity in the relevant portions of the Eastern Interconnection in the next few years./41/ (See Exhibit No. APP-314.) This includes about 3,500 MW in the ComEd control area. The fact that much of this planned capacity is not yet in the construction phase demonstrates that the near term prospect of opening up competition in generation, a recent phenomenon, is a major spur to the development of new merchant capacity.

                               VII.  CONCLUSION
                               ----------------

Q.   PLEASE SUMMARIZE YOUR RECOMMENDATION.

A. I recommend that the Commission determine that this merger will not have an adverse effect on competition in markets subject to its jurisdiction.

Q.   DOES THIS COMPLETE YOUR TESTIMONY?

A.   Yes.

________________________________________________________________________________

/39/ Merger NOPR, op. cit., at 20.

/40/ Assumptions to the Annual Energy Outlook 1999, Energy Information
     Administration, U.S. Department of Energy, December 1998, p. 59.

/41/ In my analyses, I included only about 20,000 MW of planned generating capacity, representing those units that are likely, given milestones reached to date.

                                   EXHIBITS

Exhibit No. APP-301  Resume of William H. Hieronymus

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Exhibit No. APP-302  Data and Methodology


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Exhibit No. APP-303  Description of CASm Model

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Exhibit No. APP-304  List of Utilities and Abbreviations

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Exhibit No. APP-305  Economic Capacity (no additional interconnection)

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Exhibit No. APP-306  Economic Capacity (100 MW West to East path)

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Exhibit No. APP-307  Economic Capacity with Mitigation

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Exhibit No. APP-308  Sensitivity:  TTC

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Exhibit No. APP-309  Sensitivity:  No Transmission Costs

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Exhibit No. APP-310  Available Economic Capacity

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Exhibit No. APP-311  Regional Generating Plant Characteristics

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Exhibit No. APP-312  Competitive Market Price Data

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Exhibit No. APP-313  Planned Generating Capacity